File Nos. 333-
40 ACT NO. 811-24014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No.	[]
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No.	[]
(Check Appropriate Box or Boxes)

USL Separate Account RS
(Exact Name of Registrant)
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
(Name of Depositor)
28 Liberty Street, 47th Floor, New York, NY 10005
(Address of Depositor’s Principal Offices) (Zip Code)
Depositor’s Telephone Number, including Area Code: (713) 831-3575
Johnpaul S. Van Maele
The United States Life Insurance Company in the City of New York
2919 Allen Parkway, Houston, Texas 77019
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)
Approximate Date of Proposed Public Offering: As soon as practicable after effective date of the Registration Statement
It is proposed that this filing will become effective:
☐ immediately upon filing pursuant to paragraph (b) of Rule 485
☐ on pursuant to paragraph (b) of Rule 485
☐ 60 days after filing pursuant to paragraph (a)(1) of Rule 485
☐ on (date) pursuant to paragraph (a)(1) of Rule 485.
If appropriate, check the following box:
☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
Check each box that appropriately characterizes the Registrant:
☒ New Registrant (as applicable, a Registered Separate Account or Insurance Company that has not filed a Securities Act registration statement or amendment thereto within 3 years preceding this filing)
☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))
☐ If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act
☐ Insurance Company relying on Rule 12h-7 under the Exchange Act
☐ Smaller reporting company (as defined by Rule 12b-2 under the Exchange Act)
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
Title of Securities Being Registered: Units of interest in USL Separate Account RS of The United States Life Insurance Company in the City of New York under variable annuity contracts.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
The United States Life Insurance Company in the City of New York
USL Separate Account RS
Units of Interest Under Group and Individual Variable Deferred Annuity Contracts With Fixed Funding
Portfolio Director® NY
For Series 1.60 to 12.60
[April 28, 2025]
Prospectus
The United States Life Insurance Company in the City of New York (“USL” or the “Company”) offers certain series of Portfolio Director NY (“Portfolio Director”) comprising group and individual variable deferred annuity contracts for Participants who receive certificates or contracts in certain employer-sponsored qualified retirement plans. Nonqualified contracts are also available for certain employer plans as well as for certain after-tax arrangements that are not part of an employer’s plan (together with certificates and contracts of qualified retirement plans, the “Contracts”). The Contracts permit Participants to invest in and receive retirement benefits in one or more Fixed Account Options and/or an array of Variable Investment Options described in this prospectus. If your Contract is part of your employer’s retirement program, that program will describe which Variable Investment Options are available to you. A Contract that is a tax-deferred annuity that is part of your employer’s retirement plan may have Variable Investment Options that are invested in Mutual Funds available to the public. If your Contract is a tax-deferred, nonqualified annuity that is not related to your employer’s retirement plan, the Variable Investment Options that are invested in Mutual Funds available to the public will not be available within your Contract.
The Contract may be used where you have engaged an investment adviser to provide investment advice regarding the periodic allocation of investments within the Contract. We call this an “Advisory Program.” We require that the investment adviser must be our affiliate VALIC Financial Advisors, Inc. (“VFA”), a registered investment adviser. VFA will charge a fee for such services, and any fee is in addition to the Contract’s fees and expenses. Advisory Program fees deducted from the Contract may reduce the death benefit and annuity benefits, and may be subject to surrender charges, federal and state income taxes and a 10% federal penalty tax.
Any guarantees under the Contract, including the death benefit, that exceed the value of your interest in the USL Separate Account RS (“Separate Account”) are paid from our General Account, which is the Company’s account and includes any amounts you allocate to Fixed Account Options including any interest credited thereon. Therefore, any amounts that we may pay under the Contract in excess of your interest in the Separate Account are subject to our financial strength, claims-paying ability and our long-term ability to make such payments.
This prospectus provides information employers and Participants should know before investing in the Contracts and will help each make decisions for selecting various investment options and benefits. Please read and retain this prospectus for future reference.
This prospectus describes eight (8) different classes of the Contract. We call these classes “series” in the Contract and in marketing materials. There are differences among the series with respect to surrender charges, other fees and charges, restrictions, and features. Each series is offered to certain group plans or through certain markets.
The owner of a group Contract (meaning an employer purchasing the Contract for a retirement plan) or the owner of an individual Contract may cancel a newly purchased Contract within 20 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Contract value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply. The right of cancellation under this Contract does not apply to Participants in a group plan except in a limited number of states.
USL may limit, refuse to accept or cease accepting Purchase Payments in the Contract or in a Fixed Account Option with advance notice. See “Variable Investment Options and Fixed Account Options” below.
Investment in the Contracts is subject to risk that may cause the value of the Contract Owner’s investment to fluctuate, and when the Contracts are surrendered, the value may be higher or lower than the Purchase Payments.
The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.
Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at www.Investor.gov.

Glossary of Terms

Unless otherwise specified in this prospectus, the words “we,” “us,” “our,” “Company,” and “USL” mean The United States Life Insurance Company in the City of New York and the words “you” and “your” mean the Participant, or the individual purchasing an individual Contract.
Other specific terms we use in this prospectus are:
Account Value — the total sum of your Fixed Account Option and/or Variable Investment Option that has not yet been applied to your annuity payments.
Advisory Program — the investment advice service provided by your Investment Adviser. Guided Portfolio Services® (“GPS”) is an advisory service offered by VFA, a registered investment adviser and our affiliate. A separate investment advisory fee and agreement are required for this service, if available under an employer’s retirement plan. You should ask VFA or your financial professional about any fees charged for investment advice provided.
Annuitant — the individual (in most cases, you) to whom Payout Payments will be paid.
Annuity Service Center —Retirement Services Center, P.O. Box 15648, Amarillo, Texas 79105.
Assumed Investment Rate — the rate used to determine your first monthly payout payment per thousand dollars of account value in your Variable Investment Option.
Beneficiary — the individual designated to receive the death benefit or Payout Payments upon the death of the Annuitant.
Business Day — any weekday that the New York Stock Exchange (“NYSE”) is open for trading. Normally, the NYSE is open Monday through Friday, from 9:30 a.m. to 4:00 p.m. Eastern Time. Business Days do not include U.S. holidays or other days when the NYSE is closed, such as Good Friday.
Code — the Internal Revenue Code of 1986, as amended.
Contract Owner — the individual or entity to whom the Contract is issued. For a group Contract, the Contract Owner will be the employer purchasing the Contract for a retirement plan.
Division — the portion of the Separate Account invested in a particular Mutual Fund. Each Division is a subaccount of USL Separate Account RS.
Fixed Account Option — an account, where available, in which you may invest and is guaranteed to earn at least a minimum rate of interest while invested and an obligation of USL’s General Account.
Home Office — located at 28 Liberty Street, Floor 47, New York, NY 10005-1400.
Investment Adviser — the investment adviser that you have engaged to provide services as part of an Advisory Program. We only support Advisory Programs that are offered through our affiliate, VFA, a registered investment adviser. There are typically advisory fees associated with an Advisory Program. Those fees are separate from the Contract’s fees and charges.
USL is not a registered investment adviser and does not provide any investment advice under the Advisory Program.
Market Close — the close of regular trading on the NYSE, generally 4:00 p.m., Eastern Time, on each day the NYSE is open for business.
Mutual Fund or Fund — the investment portfolio(s) of a registered open-end management investment company, which serves as the underlying investment vehicle for each Division represented in USL Separate Account RS.
Net Purchase Payments — the total sum of Purchase Payments minus withdrawals and charges.
Participant — the individual (in most cases, you) who makes Purchase Payments or for whom Purchase Payments are made.
Participant Year — a 12-month period starting with the issue date of a Participant’s Contract certificate and each anniversary of that date.
Payout Payments — annuity payments withdrawn in a steady stream during the Payout Period.
Payout Period — the time when you begin to withdraw your money in Payout Payments.
Payout Unit — a measuring unit used to calculate Payout Payments from your Variable Investment Option. Payout Units measure value, which is calculated just like the Purchase Unit value for each Variable Investment Option except that the initial Payout Unit includes a factor for the Assumed Investment Rate selected. Payout Unit values will vary with the investment experience of the USL Separate Account RS Division.
Platform Charge — a fee we charge in order to make certain underlying Funds available as an investment option under the Contract.
Proof of Death — a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to USL.
Purchase Payments — an amount of money you or your employer pay to USL to receive the benefits of a Contract.
Purchase Period — the accumulation period or time between your first Purchase Payment and the beginning of your Payout Period (or surrender). It also may be called the “Accumulation Period.”
Purchase Unit — a unit of interest owned by you in your Variable Investment Option.
Statement of Additional Information or SAI — a supplementary document that provides additional information about your

Contract. This document is not part of the prospectus and should be read only in conjunction with the prospectus for your Contract.
Systematic Withdrawals — payments withdrawn on a regular basis during the Purchase Period.
USL Separate Account RS or Separate Account — a segregated asset account established by USL under the New York Insurance
Law. The purpose of the USL Separate Account RS is to receive and invest your Purchase Payments and Account Value in the Variable Investment Option(s), if selected.
Variable Investment Option — investment options that correspond to Separate Account Divisions available under the Contracts.

Important Information You Should Consider About the Contract

	FEES AND EXPENSES	Location in Prospectus
Charges for Early Withdrawals
Your Contract may be subject to surrender charges depending on the series of Contract:
•Series 1, 5, 7, and 9. If you withdraw money under the Contract within five years of making a Purchase Payment, you may be assessed a surrender charge of up to 5%, either as a percentage of the amount withdrawn or as a percentage of Purchase Payments made during the last five years, whichever is less.
•Series 2, 6, 11, and 12. No surrender charge.
For example, if you own a series 1, 5, 7, or 9 Contract and make an early withdrawal, you could pay a surrender charge of up to $5,000 on a $100,000 investment. No surrender charges would apply to a series 2, 6, 11, or 12
Contract.
In the State of New York, charges for early withdrawals will be calculated as
Last In, First Out for certificates of group Contracts and First In, First Out for individual Contracts.
Fee Tables Fees and Charges – Surrender Charge
Transaction Charges
In addition to surrender charges (if applicable), you may also be charged for other transactions.
•In certain states, you may be subject to a loan application fee and loan interest if you request a loan under the Contract.
•Under a series 11 contract, if you transfer amounts from the Fixed Account
Plus option to another investment option under the Contract (or another funding entity) in excess of the annual limit, you may be subject to a charge of 5% on the excess amount transferred.
•While you are enrolled in an Advisory Program, you will pay an Advisory
Program Fee to your Investment Adviser, and your Investment Adviser may direct USL to deduct such fee from your Account Value.
•There may also be taxes on Purchase Payments.
Fee Tables Fees and Charges

	FEES AND EXPENSES			Location in Prospectus
Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the Contract that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected. The fees and expenses do not reflect any advisory fees paid to an investment adviser from the Contract or other Contract owner assets. If such charges were reflected, the fees and expenses would be higher. Interest on Contract loans is not reflected below.
				Fees and Charges
	Annual Fee	Minimum	Maximum
	Base Contract[1] (varies by Contract class)	0.40%	0.41%
	Investment Options[2] (Fund fees and expenses)	0.20%	1.27%
1 As a percentage of average daily net asset value allocated to a Variable
Investment Option, plus for the Maximum charge, an amount attributable to the annual variable investment option maintenance charge, which is applicable to series 1 and 9 only.
2 As a percentage of Fund net assets, plus any applicable amounts deemed to be Platform Charge.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost: $613	Highest Annual Cost: $4,790
Assumes:
•Investment of $100,000
•5% annual appreciation
•Least expensive combination of
base Contract classes and Fund
fees and expenses
•No optional benefits
•No surrender charges or advisory
fees
•No additional Purchase Payments,
transfers, or withdrawals

Assumes:
•Investment of $100,000
•5% annual appreciation
•Most expensive combination of
base Contract classes, optional
benefits, and Fund fees and
expenses
•No surrender charges or advisory
fees
•No additional Purchase Payments,
transfers, or withdrawals

	RISKS	Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract, including your principal investment.	Principal Risks of Investing in the Contract
Not a Short-Term Investment
•This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Charges may apply to withdrawals under a series 1, 5, 7, or 9 Contract.
Surrender charges could significantly reduce the amount that you receive upon taking a withdrawal. Withdrawals may also reduce or terminate
Contract guarantees.
•If you select the Fixed Account Plus option for investment, your ability to transfer amounts from that option is subject to an annual limit. It may take several years to transfer all amounts from the Fixed Account Plus option.
Under a series 11 Contract, if you transfer amounts from the Fixed Account
Plus option in excess of that annual limit (including withdrawals from the
Fixed Account Plus option for the purpose of transferring assets to another funding entity), you may be subject to a charge.
•The benefits of tax deferral, if applicable, and long-term income mean the
Contract is generally more beneficial to investors with a long investment time horizon.

Risks Associated with Investment Options
•An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract.
•Each Variable Investment Option and each Fixed Account Option has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks
An investment in the Contract is subject to the risks related to us, USL. Any obligations (including under any Fixed Account Option), guarantees, and benefits of the Contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about us is available upon request by calling
1-800-448-2542 or visiting www.corebridgefinancial.com/rs.

RESTRICTIONS
Investments
•Certain investment options may not be available under your Contract. If your Contract is a tax-deferred nonqualified annuity that is not part of your employer’s retirement plan, Variable Investment Options investing in certain public funds will not be available to you.
•You may transfer funds between the investment options, subject to certain restrictions.
•If you are enrolled in an Advisory Program, you are personally prohibited from making transfers among investment options in the Contract. During such period, transfer instructions may only be provided by the Investment
Adviser. If you terminate the Advisory Program, you may make transfers among the investment options subject to certain restrictions.
•Transfers between the investment options, as well as certain purchases and redemptions, are subject to policies designed to deter market timing and frequent transfers.
•Transfers to and from the Fixed Account Options are subject to special restrictions.
•We reserve the right to remove or substitute Funds as investment options.
Variable Investment Options and Fixed Account Options Transfers Between Investment Options

	RESTRICTIONS	Location in Prospectus
Optional Benefits
•If you are participating in an Advisory Program and your Investment
Adviser’s fees are deducted from your Contract, the deduction of those fees may reduce the death benefit and any other guaranteed benefit, and may be subject to surrender charges, federal and state income taxes and a
10% federal penalty tax.
Advisory Program Federal Tax Matters
TAXES
Tax Implications
•You should consult with a tax professional to determine the tax implications of an investment in and payments received under the
Contract.
•If you purchase the Contract through a tax-qualified plan, there is no additional tax benefit under the Contract.
•Withdrawals, including withdrawals to pay your Investment Adviser’s fees, may be subject to ordinary income tax. You may have to pay a tax penalty if you take a withdrawal before age 59½.
Federal Tax Matters
CONFLICTS OF INTEREST
Investment Professional Compensation
Your financial professional may receive compensation for selling this
Contract to you in the form of commissions, additional cash compensation, and non-cash compensation. We may share the revenue we earn on this
Contract with your financial professional’s firm, VFA. This conflict of interest may influence your financial professional to recommend this Contract over another investment for which the financial professional is not compensated or compensated less.
You may determine to engage our affiliated registered investment adviser,
VFA, to provide investment advice to you for the Contract. VFA will charge an
Advisory Program Fee. We do not set your investment advisory fee. While
USL may deduct the Advisory Program Fee from your Account Value based on instructions from VFA, we do not retain any portion of these fees. With
VFA as the Investment Adviser of your Advisory Program, USL, as an affiliate of VFA, will indirectly benefit from VFA’s receipt of Advisory Program Fees.
In addition, VFA’s financial professionals and their managers are eligible for benefits from us or our affiliates, such as non-cash compensation items.
One or more of these conflicts of interest may influence your financial professional to recommend this Contract over another investment.
General Information – Distribution of the Contracts Advisory Program
Exchanges
Some financial professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should exchange a contract you already own only if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.

Overview of the Contract

Purpose of the Contract
The Contract is designed to help you invest on a tax-deferred basis, meet long-term financial goals, and plan for your retirement. You can accumulate assets by investing in the Contract’s investment options and then later convert those accumulated assets into a stream of guaranteed income payments from us. The Contract includes a death benefit that may help financially protect your Beneficiary or Beneficiaries in the event of your death.
This Contract may be appropriate for you if you have a long investment time horizon and the Contract’s terms and conditions are consistent with your financial goals. It is not intended for people whose liquidity needs require early or frequent withdrawals or for people who intend to frequently trade in the Contract’s investment options.
The Contract is primarily used in connection with employer-sponsored qualified retirement plans, for which the employer is the Contract owner and participating employees receive certificates related to the Contract. Nonqualified Contracts are also available for certain employer plans as well as for certain after-tax arrangements that are not part of an employer’s plan.
If you are enrolled in an Advisory Program, Advisory Program fees deducted from your Contract may reduce the death benefit and any other guaranteed benefit and may be subject to surrender charges, federal and state income taxes and a 10% federal penalty tax. See “Surrender of Account Value”, “Advisory Program” and “Federal Tax Matters” later in this prospectus.
Phases of the Contract
Like all deferred annuities, the Contract has two phases: (1) a Purchase Period (for savings) and (2) a Payout Period (for income).
Purchase Period. During the Purchase Period, you invest your money under the Contract in one or more available investment options to help you build assets on a tax-deferred basis. The available investment options may include:
•
Variable Investment Options. When you invest in a Variable Investment Option, you are indirectly investing in the Variable Investment Option’s underlying Mutual Fund. The Mutual Funds have different investment objectives, strategies, and risks. You can gain or lose money if you invest in a Variable Investment Option.

Additional information about each Mutual Fund is provided in an appendix to this prospectus. Please see APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT.
•
Fixed Account Options. When you invest in a Fixed Account Option (Fixed Account Plus or Short-Term Fixed Account), your principal is guaranteed and earns interest based on a rate set and guaranteed by us.
The amount of money you accumulate during the Purchase Period depends (in part) on the performance of the investment options you choose. You may transfer money between investment options during the Purchase Period, subject to certain restrictions. Your accumulated assets impact the value of your benefits during the Purchase Period, including the death benefit, as well as the amount available for withdrawal.
Payout Period. When you are ready to receive guaranteed income under the Contract, you can switch to the Payout Period, at which time you will start to receive Payout Payments from us. This is also referred to as “annuitizing” the Contract. You generally decide when to annuitize. You can choose from the available payout options, which may provide income for life, for a guaranteed period of time, or a combination of both. You can also choose to receive Payout Payments on a variable or fixed basis, or a combination of both. If the Payout Payments are made on a fixed basis, the dollar amount of each payment will be the same. If the Payout Payments are made on a variable basis, the dollar amount for the payments will fluctuate.
The death benefit from the Purchase Period does not apply during the Payout Period. Any amount payable upon death during the Payout Period depends on the payout option selected. You cannot take withdrawals of Account Value or surrender the Contract during the Payout Period.
Contract Features
Contract Series. This prospectus describes eight (8) different classes of the Contract, which we call series. There are differences among the series with respect to surrender charges, other fees and charges, restrictions, and features. Each series is offered to certain group plans or through certain markets.
Retirement Plan Terms and Conditions. The Contract is primarily designed to be purchased by an employer for use in a retirement plan; however it is also offered as a non-qualified contract. Your participation in a group Contract will be subject to the terms and conditions of your retirement plan and applicable law, which may limit your ability to take certain actions under the Contract.

Accessing Your Money. You may withdraw money from the Contract at any time during the Purchase Period. If withdrawals are made from the Contract, you may have to pay a surrender charge and/or federal and state income taxes, including a tax penalty if you are younger than age 59½. Withdrawals may negatively impact the value of your benefits under the Contract.
Tax Treatment. Money can be transferred between investment options without tax implications, and earnings (if any) on your investments are generally tax-deferred. Earnings and untaxed contributions are not taxed until they are distributed, which may occur when making a withdrawal, upon receiving a Payout Payment, or upon payment of the death benefit. You do not receive any additional tax benefit under the Contract if you participate in the Contract through a tax-qualified plan.
Death Benefit. If you die during the Purchase Period, we pay a death benefit to your Beneficiary or Beneficiaries. The Contract has a standard death benefit for no additional fee.
Additional Features and Services. Additional features and services under the Contract are summarized below. There are no additional charges associated with these features and services unless otherwise noted. Not all features and services may be available under your Contract.
•
Systematic Withdrawals. This program allows you to automatically receive withdrawals on a regular basis during the Purchase Period.
•
No Charge Systematic Withdrawals. This program allows you to automatically receive withdrawals on a regular basis during the Purchase Period without surrender charges, subject to certain requirements related to the duration and amount of the automatic withdrawals.
•
Loans. Tax-free loans may be taken under tax-qualified Contracts, providing additional access to your money in the Fixed Account Options. You will incur interest on an outstanding loan. Loans are subject to restrictions, including a $1,000 minimum loan amount. You may not be able to take a loan under your Contract. We may charge up to $75 for a loan application fee for each loan if permissible by your state.
•
Guided Portfolio Services®. The GPS Portfolio Manager Program is the Advisory Program offered by our affiliated registered investments adviser, VFA, to help manage your Account Value. VFA offers the Advisory Program through its investment adviser representatives. It is an advice and asset management program offered to individuals in connection with their participation in certain employer-sponsored retirement plans. The Advisory Program is available to Participants in retirement plan accounts where the Contract is issued by USL. A separate investment advisory fee and agreement with VFA is required for this service, if available under an employer’s retirement plan. More information about the GPS Portfolio Manager Program may be requested by contacting VFA at 866-544-4968 or it is also available free of charge on our website at www.corebridgefinancial.com/rs/prospectus-and-reports/vfa-form-adv-materials

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected. The fees and expenses below do not reflect any advisory fees paid to your Investment Adviser from Contract or other assets. If such charges were reflected, the fees and expenses would be higher.
The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender, or make withdrawals from the Contract, or transfer cash value between investment options. State premium taxes may also be deducted.
Transaction Expenses
Maximum Surrender Charge
Series 1, 5, 7, and 9	5.00%(1)
Series 2, 6, 11, and 12	None
Maximum Loan Application Fee (per loan)	$75
Fixed Account Plus Excess Transfer Charge
Series 11	5.00%(2)
Other Series	None
The following tables describe the fees and expenses that you will pay each year during the time that you own the Contract, not including Fund fees and expenses. If you have chosen to purchase an optional benefit, you pay additional charges, as shown below.
Annual Contract Expenses
Annual Variable Investment Option Maintenance Charge
Series 1 and 9	$15
Series 2, 5, 6, 7, 11, and 12	None

Annual Fees	Current	Maximum
Base Contract Expenses(3) (as a percentage of average daily net asset value allocated to the Variable Investment Option)	0.40%	0.41%

Optional Benefit Expenses
Loan Interest Charges	Current	Maximum
Non-ERISA Contracts	4.00%	6.00%
ERISA Contracts	2.75%	6.00%
Annual Fund Expenses
The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.These amounts also include applicable Platform Charges if you choose to invest in certain Funds. A complete list of Funds available under the Contract, including their annual expenses, may be found in Appendix A of this document.
Annual Fund Expenses (expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees (if applicable), and other expenses)	Minimum(7)	Maximum(8)
	0.20%	1.27%
Footnotes to the Fee Tables
(1) The maximum surrender charge is the lesser of 5% of the amount withdrawn or 5% of the Purchase Payments received within the past 60 months. If no Purchase Payments are received within the past 60 months, the surrender charge will be zero. Reductions in and exceptions to the surrender charge are available if certain conditions are met. In the State of New York, surrender charges will be calculated as Last In, First Out for group contracts and First In, First Out for individual contracts.

See “Reduction or Waiver of Account Maintenance, Surrender, or Separate Account Charges” and “Exceptions to Surrender Charge” under “Surrender Charge (Series 1, 5, 7, and 9 Contracts Only).”
(2) For all series, transfers from the Fixed Account Plus option are limited to 20% per Participant Year. See “Transfers Between Investment Options.” Transfers in excess of this limitation will not be permitted except under series 11 Contracts. For series 11 Contracts, transfers in excess of this limitation will be permitted; however, the excess amount transferred will be subject to a charge of 5% on the excess amount transferred. Withdrawals from the Fixed Account Plus Option to another funding entity are considered “transfers” for purposes of this limitation. See “Fees and Charges – Fixed Account Plus Transfer Charge (Series 11 Contracts Only).”
(3) Also referred to as “Separate Account Charges.” Reductions in the Separate Account Charges may be available for plan types meeting certain criteria. See “Reduction or Waiver of Account Maintenance, Surrender, or Separate Account Charges.” The Base Contract Expenses do not reflect any applicable Platform Charges that may apply. To help you understand the cost of investing in certain Variable Investment Options, Platform Charges are reflected under “Annual Fund Expenses” in this section and in “Appendix A – Funds Available Under the Contract.” If Platform Charges were included in this table, current charges for certain (but not all) Variable Investment Options would be as high as 0.65%. For additional information, see “Fees and Charges – Separate Account Charges.”
(4) The Funds with the lowest total annual fund operating expenses are the Vanguard Long-Term Treasury Fund.
(5) The Fund with the highest total annual fund operating expenses is the Invesco Balanced-Risk Commodity Strategy Fund.
Examples
These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and annual Fund expenses.
Each example assumes that you invest a single Purchase Payment of $100,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. Neither example includes the effect of premium taxes upon annuitization, or the effect of any advisory fees paid to your Investment Adviser from the Contract or other assets. If these fees and charges were reflected, the costs would be higher. Your actual costs may be higher or lower than the examples below.
The first set of examples assumes the most expensive combination of annual Contract expenses and annual Fund expenses. Based on these assumptions, your costs would be:
(1) If you surrender your Contract at the end of the applicable time period:
Series 1 and 9
1 Year	3 Years	5 Years	10 Years
$6,362	$10,280	$14,155	$19,948
Series 5 and 7
1 Year	3 Years	5 Years	10 Years
$6,348	$10,238	$14,084	$19,812
Series 2, 6, 11 and 12
1 Year	3 Years	5 Years	10 Years
$1,698	$5,268	$9,084	$ 19,812
(2) If you annuitize your Contract or you do not surrender your Contract:
Series 1 and 9
1 Year	3 Years	5 Years	10 Years
$1,713	$5,312	$9,155	$19,948
Series 5 and 7
1 Year	3 Years	5 Years	10 Years
$1,698	$5,268	$9,084	$19,812
Series 2, 6, 11, and 12
1 Year	3 Years	5 Years	10 Years
$1,698	$5,268	$9,084	$19,812

The second set of examples assumes the least expensive combination of annual Contract expenses and annual Fund expenses. Based on these assumptions, your costs would be:
(1) If you surrender your Contract at the end of the applicable time period:
Series 1 and 9
1 Year	3 Years	5 Years	10 Years
$5,325	$6,968	$8,428	$7,679
Series 5 and 7
1 Year	3 Years	5 Years	10 Years
$5,311	$6,924	$8,354	$7,534
Series 2, 6, 11, and 12
1 Year	3 Years	5 Years	10 Years
$613	$1,924	$3,354	$7,534

(2) If you annuitize your Contract or you do not surrender your Contract:
Series 1 and 9
1 Year	3 Years	5 Years	10 Years
$628	$1,968	$3,428	$7,679
Series 5 and 7
1 Year	3 Years	5 Years	10 Years
$613	$1,924	$3,354	$7,534
Series 2, 6, 11, and 12
1 Year	3 Years	5 Years	10 Years
$613	$1,924	$3,354	$7,534

Principal Risks of Investing in the Contract

Risk of Loss. Variable annuities involve risks, including possible loss of principal. Your losses could be significant. This Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank. This Contract is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.
Short-Term Investment Risk. This Contract is not designed for short-term investing and may not be appropriate for an investor who needs ready access to cash. The benefits of tax deferral and long-term income mean that this Contract is more beneficial to investors with a long-time horizon.
Group Plan Risk. The Contract is primarily designed to be purchased by an employer for use in a retirement plan. Your participation in a group Contract will be subject to the terms and conditions of your retirement plan and applicable law. This may impact your ability to make Purchase Payments, request withdrawals or loans, select payout options, or take other actions under the Contract. If the Contract is being used in a retirement plan through your employer, you should always refer to the terms and conditions in your employer’s plan when reviewing the description of the Contract in this prospectus.
Withdrawal Risk. You should carefully consider the risks associated with withdrawals under the Contract. A withdrawal may reduce the value of your standard and optional benefits such as the death benefit or other guaranteed benefits. Withdrawals may also be subject to significant surrender charges if you own a series 1, 5, 7, or 9 Contract. In addition, if you own a series 11 Contract, excess transfers from the Fixed Account Plus option (including withdrawals from the Fixed Account Plus option for the purpose of transferring assets to another funding entity) may be subject to a charge. If you make a withdrawal prior to age 59½, there may be adverse tax consequences, including a 10% federal tax penalty. A total withdrawal (surrender) will result in the termination of your Contract or certificate. We may defer payment of withdrawals from a Fixed Account Option for up to six months when permitted by law.
Variable Investment Option Risk. Amounts that you invest in the Variable Investment Options are subject to the risk of poor investment performance. You assume the investment risk. Generally, if the Variable Investment Options that you select make money, your Account Value goes up, and if they lose money, your Account Value goes down. Each Variable Investment Option’s performance depends on the performance of its underlying Mutual Fund. Each Mutual Fund has its own investment risks, and you are exposed to the Mutual Fund’s investment risks when you invest in a Variable Investment Option. You are responsible for selecting Variable Investment Options that are appropriate for you based on your own individual circumstances, investment goals, financial situation, and risk tolerance.
Deduction of Advisory Program Fee Risk. If the Advisory Program fees payable to your investment adviser are deducted from the Contract, such deductions may reduce the death benefit and other annuity benefits, and may be subject to surrender charges, federal and state income taxes and a 10% federal penalty tax.
Selection Risk. If you elected an optional benefit, there is a risk that you may not have chosen the benefit or benefits (if any) that are best suited for you based on your present or future needs and circumstances, and the benefits that are more suited for you (if any) may no longer be available. In addition, if you elected an optional benefit and do not use it, or if the contingencies upon which the benefit depend never occur, you will have paid for a benefit that did not provide a financial return. There is also a risk that any financial return of an optional benefit, if any, will ultimately be less than the amount you paid for the benefit.
Investment Restrictions Risk. Investment restrictions limit the investment options that are available to you and limit your ability to take certain actions under the Contract. The investment restrictions are designed to reduce our risk that we will have to make payments to you from our own assets in connection with certain guarantees. In turn, they may also limit the potential growth of your Account Value and the potential growth of your guaranteed benefits. This may conflict with your personal investment objectives.
Public Fund Availability Risk. If your Contract is a tax-deferred nonqualified annuity that is not part of your employer’s retirement plan, the Variable Investment Options that are invested in Mutual Funds available to the public outside of annuity contracts, life insurance contracts, or certain employer-sponsored retirement plans will not be available within your Contract. (Public funds are identified in Appendix A.)
Loan Risk. If you take a loan under the Contract, interest will accrue on any outstanding loan amounts until they are repaid and, depending on the state, you may be required to pay a loan application fee to us.
Minimum Account Value Risk. If your Account Value falls below $300 and you do not make any Purchase Payments for at least two (2) Participant Years, we may close the account and pay the Account Value to you. Any such account closure will be subject to applicable distribution restrictions under the Contract and/or under your employer’s plan.
Financial Strength and Claims-Paying Ability Risk. All guarantees under the Contract, including the Fixed Account Options, that are paid from our General Account are subject to our financial strength and claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you.

Business Disruption. Our business is also vulnerable to disruptions from natural and man-made disasters and catastrophes, such as but not limited to hurricanes, windstorms, flooding, earthquakes, wildfires, solar storms, war or other military action, acts of terrorism, explosions and fires, pandemic (such as COVID-19) and other highly contagious diseases, mass torts and other catastrophes. A natural or man-made disaster or catastrophe may negatively affect the computer and other systems on which we rely, and may also interfere with our ability to receive, pick up and process mail, to calculate Purchase Unit values, process other contract-related transactions, or otherwise provide our services, or have other possible negative impacts. While we have developed and put in place business continuity and disaster recovery plans and procedures to mitigate operational risks and potential losses related to business disruptions resulting from natural and man-made disasters and catastrophes, there can be no assurance that we, our agents, the underlying Funds or our service providers will be able to successfully avoid negative impacts resulting from such disasters and catastrophes.
Cybersecurity Risk. We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners and service providers, our business is vulnerable to physical disruptions and utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), cyber-attacks, user error or other disruptions to the confidentiality, integrity, or availability of such systems and data. These risks include, among other things, the theft, misuse, corruption, disclosure and destruction of sensitive business data, including personal information, maintained on our or our business partners’ or service providers’ systems, interference with or denial of service attacks on websites and other operational disruptions and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers, as well as our distribution partners, may adversely affect us and your contract value. For instance, systems failures and cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website, our distribution partners, or with the underlying Funds, impact our ability to calculate Purchase Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers, distribution partners and other intermediaries to regulatory fines and enforcement action, litigation risks and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying Funds invest, which may cause the affected underlying Funds to lose value. There may be an increased risk of cyber-attacks during periods of geo-political or military conflict. Despite our implementation of policies and procedures, which we believe to be reasonable, that address physical, administrative and technical safeguards and controls and other preventative actions to protect our systems and customer information and reduce the risk of cyber-incident, there can be no assurance that we or our distribution partners or the underlying Funds or our service providers will avoid cyber-attacks or information security breaches in the future that may affect your contract and/or personal information.
General Information

About the Contracts
The Contracts were developed to help you save money for your retirement. A group Contract is a Contract that is purchased by an employer for a retirement plan. The employer and the plan documents will determine how contributions may be made to the Contracts. For example, the employer and plan documents may allow contributions to come from different sources, such as payroll deductions or money transfers. The amount, number, and frequency of your Purchase Payments may also be determined by the retirement plan for which your Contract was purchased. Likewise, the employer’s plan may have limitations on partial or total withdrawals (surrenders), the start of annuity payments, and the type of annuity payout options you may select.
The Contracts offer a combination of Variable Investment Options and Fixed Account Option(s) that you, as a Participant, may choose to invest in to help you reach your retirement savings goals. You should consider your personal risk tolerances and your retirement plan in choosing your investment options. For Contracts purchased under a retirement plan, the plan may designate the available investment options under the Contract and may be required to provide direction regarding additions or replacements of investment options. Plans subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) may be subject to additional plan and Contract provisions.
The retirement savings process with the Contracts will involve two stages: the accumulation Purchase Period, and the annuity Payout Period. The accumulation period is when you make contributions into the Contracts called “Purchase Payments.” The Payout Period begins when you decide to annuitize all or a portion of your Account Value. You can select from a wide array of payout options including both fixed and variable payments. For certain types of retirement plans, such as 403(b) plans, there may be statutory restrictions on withdrawals as disclosed in the plan documents. Refer to your plan document for guidance and any rules or restrictions regarding the accumulation or annuitization periods. Your Contract has information to assist you as well. For more information, see “Purchase Period” and “Payout Period.”
If you have questions about your Contract, call your financial professional or contact us at 1-800-448-2542.
All material state variations are described in Appendix B.
About the Series
This prospectus describes eight (8) different classes, which we call series, of the Contract. There are differences among the series with respect to surrender charges, other fees and charges, restrictions, and features. Each series is offered to certain group plans or through certain markets. Non-qualified arrangements may leverage one or more of the available series. The following table reflects the group plans and markets through which the series are offered.

Series	Group Plans / Markets
Series 1	K-12 Plans; Healthcare Plans; Higher Education Plans; Governmental Plans
Series 2	Higher Education Plans
Series 5	Healthcare Plans; Higher Education Plans; K-12 Plans
Series 6	K-12 Plans; Healthcare Plans; Higher Education Plans; Governmental Section 457 Defined Contribution Plans; Section 501(c)(3) Organization Plans
Series 7	Government Section 457 Defined Contribution Plans
Series 9	Certain Non-qualified Arrangements
Series 11	Higher Education Plans
Series 12	Government Section 457 Defined Contribution Plans
About USL
The United States Life Insurance Company in the City of New York (“USL”) is a stock life insurance company organized under the laws of the State of New York. Its home office is 28 Liberty Street, Floor 47, New York, NY 10005-1400. USL conducts life insurance and annuity business primarily in the State of New York.
USL is an indirect, wholly owned subsidiary of Corebridge Financial, Inc. (“Corebridge”). For purposes of the Investment Advisers Act of 1940 and the Investment Company Act of 1940, American International Group, Inc.’s (“AIG”) share ownership of Corebridge, the publicly-traded parent company of USL, and the rights granted to AIG by Corebridge as part of a separation agreement between AIG and Corebridge, provide AIG with control over Corebridge's corporate and business activities.
About USL Separate Account RS
When you direct money to the Contract’s Variable Investment Options, you will be sending that money through USL Separate Account RS. You do not invest directly in the Mutual Funds made available in the Contract. USL Separate Account RS invests in the Mutual Funds on behalf of your account. USL acts as custodian for the Mutual Fund shares owned through the Separate Account which is made up of what we call “Divisions.” Each Division invests in a different Mutual Fund made available through the Contract. For example, Division Ten represents and invests in the VALIC Company I Stock Index Fund. The earnings (or losses) of each Division are credited to (or charged against) the assets of that Division, and do not affect the performance of the other Divisions of the Separate Account.
USL established Separate Account RS on June 14, 2024 under New York Insurance law. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended, (the “1940 Act”). Units of interest in the Separate Account are registered as securities under the Securities Act of 1933, as amended (the “1933 Act”).
The Separate Account is administered and accounted for as part of the Company’s business operations. However, the income, capital gains or capital losses, whether or not realized, of each Division of the Separate Account are credited to or charged against the assets held in that Division without regard to the income, capital gains or capital losses of any other Division or arising out of any other business the Company may conduct. In accordance with the terms of the Contract, the Separate Account may not be charged with the liabilities of any other Company operation. As stated in the Contract, the New York Insurance Law requires that the assets of the Separate Account attributable to the Contract be held exclusively for the benefit of the Contract owner, Participants, Annuitants, and Beneficiaries of the Contracts.
We are obligated to pay all amounts promised to investors under the Contracts. The commitments under the Contracts are the sole obligation of USL. All amounts paid from our General Account, including our obligations under any Fixed Account Option and any death benefits or Payout Payments, in excess of your amounts in the Separate Account are subject to the Company’s financial strength, claims-paying ability, and long-term ability to make payments.
Units of Interest
Your investment in a Division of the Separate Account is represented by units of interest issued by the Separate Account. On each Business Day, the units of interest issued by the Separate Account are revalued to reflect that day’s performance of the underlying Mutual Fund(s) minus any applicable withdrawals or fees and charges to the Separate Account.
Distribution of the Contracts
The principal underwriter and distributor for the Separate Account is Corebridge Capital Services, Inc. (“CCS” or “Distributor”). CCS, an affiliate of the Company, is located at 30 Hudson Street, 16th Floor, Jersey City, NJ 07302. For more information about the Distributor, see “Distribution of Variable Annuity Contracts” in the SAI.
VFA
The Contracts are sold by licensed insurance agents who are registered representatives of broker-dealers, which are members of the Financial Industry Regulatory Authority (“FINRA”), unless otherwise exempt. USL’s primary distribution channel is through its affiliate, VFA, which is a FINRA member. VALIC and/or its affiliates receives payments from some Fund companies for exhibitor booths at meetings and to assist with the education and training of VALIC, USL, VFA and their affiliates’ employees and financial professionals. VFA and its financial professionals who sell the Contracts will be compensated for such sales by commissions ranging up to 1.60% of each first-year Purchase
Payment. The financial professionals will receive commissions of up to 0.30% for level Purchase Payments in subsequent years and up to 1.15% on increases in the amount of Purchase Payments in the year of the increase. During the first two years of employment, VFA financial professionals may also receive developmental commissions of up to 4% for each first-year Purchase Payment and for increases in the amount of Purchase Payments. Financial professionals can also receive a bonus payment where the amount of the payment varies based on the number of total enrollments generated by the financial professional and on the expected annualized Purchase Payments of the Participant.
For more information about how your financial professional may be compensated, please contact your financial professional.
Mutual Funds
The Mutual Funds or their registered investment adviser or its affiliates (“Mutual Fund Entities”) may make payments to USL, typically for administrative, recordkeeping, and shareholder services that USL provides for the underlying Mutual Fund(s). See also the “Payments from Mutual Funds/Platform Charges” section in this prospectus.
In addition, USL and/or its affiliates may receive payments from Mutual Fund Entities that voluntarily choose to participate in, and that are designed to defray the costs associated with, conferences, seminars, training, or other educational events sponsored by USL and its affiliates where such funds and services are discussed and that are attended by VFA financial professionals, USL employees, employees of our affiliates and/or plan sponsors and plan consultants. Moreover, these Mutual Fund Entities may also make payments to USL and/or its affiliates for exhibitor booths at meetings and to assist with education and training of VFA financial professionals.
Consultants
USL and its affiliates sometimes retain and compensate business consultants to assist USL in marketing group employee benefit services to employers. These business consultants are not associated persons of VFA or affiliated with USL or its affiliates and are not authorized to sell or market securities or insurance products to employers or to group plan participants. The fees paid to such business consultants are part of USL’s general overhead and are not charged back to employers, group employee benefit plans or plan participants.
Sponsorships
USL and its affiliates maintain ongoing relationships with various organizations and associations, including trade associations, unions, and other industry groups, to which USL and/or its affiliates makes sponsorship payments for marketing and advertising opportunities. These marketing and advertising opportunities may take the form of participation in leadership and recognition events, educational conferences, speaking opportunities, booth space and signage at membership conferences and similar events, and membership dinners. Such payments are typically flat fees (either one-time or recurring) and are not based on transactions or sales.
USL and its affiliates also have ongoing relationships with retirement plan sponsors. As part of these ongoing relationships, USL and its affiliates sponsor events and seminars for plan participants that provide education for plan participants, as well as marketing and advertising opportunities for USL and its affiliates. Such sponsorships may include providing occasional meals, entertainment, or nominal gifts to the extent permitted by FINRA rules.
These various sponsorships may be considered endorsements of the products of USL or its affiliates, may result in additional annuity or other product sales to plan participants, and provide an incentive to these organizations, associations, and plan sponsors to promote the products and services of USL and its affiliates.
Administration of the Contracts
USL is responsible for the administrative servicing of your Contract. Please contact the Annuity Service Center at 1-800-448-2542, if you have any comments, questions, or service requests.
Variable Investment Options and Fixed Account Options

The Contracts offer a choice from among several Variable Investment Options and two Fixed Account Options. All options listed (except where noted) are available, generally, for 401(a), 403(a), 401(k), and 403(b) plans and 457(b) eligible deferred compensation plans. Depending on what USL is offering in the Contracts at any given time and the selection made by your employer’s plan, if applicable, there may be limitations on which and how many investment options Participants may invest in at any one time.
Your employer, if applicable, may request, from time to time, to add or substitute Variable Investment Options. Any such request will be subject to USL’s approval and to any other applicable limitations in the Contract. If any of the Variable Investment Options are closed or Fixed Account Options are closed to new Purchase Payments and/or new transfers, and absent alternate directions from the Contract Owner or Participant, amounts that otherwise would have been deposited into the closed Fixed Account Option(s) will be invested in a Variable Investment Option, if available, or otherwise, in the Short-Term Fixed Account. With respect to a closed Variable Investment Option(s), amounts that otherwise would have been deposited into the closed Variable Investment Option will be invested in such other Variable Investment Option(s), as consistent with applicable law.
This prospectus describes only the aspects of the Variable Investment Options available in the Portfolio Director Contract except where the Fixed Account Options are specifically mentioned.
Variable Investment Options
The Contracts enable you to participate in Divisions of the Separate Account that represent the Variable Investment Options. Depending on your retirement program, you may not be able to invest in all of the Variable Investment Options described in this prospectus. You may be subject to further limits on how many Variable Investment Options you may be invested in at any one time or how many of the Variable
Investment Options in which you are invested may be involved in certain transactions at any one time.
Several of the Variable Investment Options offered through the Separate Account are also available to the general public (retail investors) outside of annuity contracts, life insurance contracts, or certain employer-sponsored retirement plans. These funds are listed in Appendix A as “Public Funds.” If your Contract is a tax-deferred nonqualified annuity that is not part of your employer’s retirement plan, or if your Contract is issued under a deferred compensation plan (other than an eligible 457(b) plan), those Variable Investment Options that are invested in Public Funds will not be available within your Contract, due to Code requirements concerning investor control. Therefore, such nonqualified annuities and ineligible deferred compensation 457(f) plans and private sector top-hat plans (generally, an unfunded deferred compensation plan maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees) may invest only in VALIC Company I Funds.
Information regarding each Fund, including (i) its name, (ii) its type, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in an appendix to this prospectus. See “Appendix A – Funds Available Under the Contract.”
Each Fund has issued a prospectus that contains more detailed information about the Fund. Read these prospectuses carefully before investing. Paper or electronic copies of the Fund prospectuses may be obtained by calling 1-800-448-2542, or visiting www.corebridgefinancial.com/rs/prospectus-and-reports/annuities.
Refer to your employer’s retirement program documents for a list of the employer-selected Variable Investment Options and any limitations on the number of Variable Investment Options you may choose. All Funds may not be available for all plans or individual or group contracts.
Shares of certain of the Funds are also sold to separate accounts of other insurance companies that may or may not be affiliated with us. This is known as “shared funding.” These Funds may also be sold to separate accounts that act as the underlying investments for both variable annuity contracts and variable life insurance policies. This is known as “mixed funding.” There are certain risks associated with mixed and shared funding, such as conflicts of interest due to differences in tax treatment and other considerations, including the interests of different pools of investors. These risks may be discussed in each Fund’s prospectus.
Investors seeking to achieve long term retirement security generally are encouraged to give careful consideration to the benefits of a well-balanced and diversified investment portfolio. As just one example, investing one’s total retirement savings in a limited number of investment options may cause that individual’s retirement savings to not be adequately diversified. Spreading those assets among different types of investments can help an investor achieve a favorable rate of return in changing market or economic conditions that may cause one category of assets or particular security to perform very well while causing another category of assets or security to perform poorly. Of course, diversification is not a guarantee of gains or against losses. However, it can be an effective strategy to help manage investment risk.
Fixed Account Options
Portfolio Director Contracts feature up to two guaranteed Fixed Account Options that are each part of the General Account assets of the Company. These assets are invested in accordance with applicable state regulations. The guarantees under the Fixed Account Options are subject to our financial strength, claims-paying ability. and our long-term ability to make such payments, and not the Separate Account. A tax-deferred nonqualified annuity may include the Fixed Account Options.
The Fixed Account Options are not subject to regulation under Federal securities laws including the 1940 Act and are not required to be registered under applicable Federal securities laws, including the 1933 Act. We bear the entire investment risk for the Fixed Account Options. All Purchase Payments and interest earned on such amounts in your Fixed Account Option will be paid regardless of the investment results experienced by the Company’s general assets and are subject to our financial strength, claims paying ability, and our long-term ability to make such payments.

Fixed Account Options	Description
Fixed Account Plus
This Fixed Account Option provides for a fixed rate of interest associated with a long-term time horizon. It is credited with interest at rates set by USL. The account is guaranteed to earn at least a minimum rate of interest as shown in your Contract. Your money may be credited with a different rate of interest depending on the time period in which it is accumulated. Purchase Payments allocated to Fixed Account Plus will receive a current rate of interest. There are limitations on transfers out of assets from this Fixed Account Option. If you transfer assets from Fixed Account Plus to another investment option, any assets transferred back into Fixed
Account Plus within 90 days will receive a different rate of interest than that paid for new Purchase Payments into Fixed Account Plus.

Short-Term Fixed Account
This Fixed Account Option provides fixed-return investment growth for the short-term. It is credited with interest at rates set by USL, which may be lower than the rates credited to Fixed Account Plus, above. The account is guaranteed to earn at least a minimum rate of interest as described in your Contract.

Generally, for most series of Portfolio Director Contracts, an interest rate for the Fixed Account Plus and Short-Term Fixed Account is declared at the beginning of each calendar month and is applicable to new contributions received during that month. Interest is credited to the account daily and compounded at an annual rate. You may obtain current interest rates by calling the Annuity Service Center or speaking with your financial professional. Contributions received during a calendar month will receive that month’s current interest rate for the remainder of the calendar year. Our practice, though not guaranteed, is to continue crediting interest at that same rate for such purchase payments for one additional calendar year. Depending on the Fixed Account Option and the terms of your Contract, certain amounts may be consolidated with contributions made during other periods and will be credited with interest at a rate which the Company declares annually on January 1 and guarantees for the remainder of the calendar year.
Factors that influence the declared Fixed Account Option renewal rate include, but are not limited to, the level of US Treasury rates, credit spreads on corporate bonds and other fixed income instruments, company asset-liability matching strategies, the length of the Contract withdrawal charge period and the number of years since your annuity Contract was issued. The interest rate of a Fixed Account Option will never be lower than the minimum guaranteed interest rate as described in your Contract. The interest rates and periods may differ between the series of Portfolio Director Contracts. Some series of Portfolio Director may offer a higher interest rate on Fixed Account Plus. Interest rate crediting policies may change, but any changes will not reduce the guaranteed minimum interest rate provided at the time your Contract was issued or reduce amounts already credited to your account.
Throughout the duration of the Contract, USL may close one or more of the Fixed Account Options to deposits or transfers, and to transfers among the investment options, with advance written notice.  USL may make the Fixed Account Options available or close the Fixed Account Options as frequently as it determines at any point in time while the Contract is in force, provided USL gives advance written notice in each case.
Impact of Advisory Program Fees
Please note that if you are enrolled in the Advisory Program, advisory fees deducted from Account Value will also result in a reduction of any Account Value allocated to the Fixed Account Option(s).

Purchase Period

The Purchase Period begins when your first Purchase Payment is made and continues until you begin your Payout Period. This period may also be called the accumulation period, as you save for retirement. Changes in the value of each Fixed Account Option and Variable Investment Option are reflected in your overall Account Value. Thus, your investment choices and their performance will affect the total Account Value that will be available for the Payout Period. The amount, number, and frequency of your Purchase Payments may be determined by the retirement plan for which your Contract was purchased. The Purchase Period will end upon death, upon surrender, or when you complete the process to begin the Payout Period.
Account Establishment
You may establish an account through a financial professional. Initial Purchase Payments must be received by USL either with, or after, a completed application. If part of an employer- sponsored retirement plan, your employer is responsible for remitting Purchase Payments to us. The employer is responsible for furnishing instructions to us (a premium flow report) as to the amount being applied to your account (see below). Purchase Payments can also be made by you for certain nonqualified Contracts.
The maximum single payment that may be applied to any account without prior Company approval is $1,000,000. Minimum initial and subsequent Purchase Payments are as follows:
Contract Type	Initial Payment	Subsequent Payment
Periodic Payment	$30	$30
Single Payment	$1,000	N/A
Periodic Payment minimums apply to each Periodic Payment made. The Single Payment minimum applies to each of your accounts.
When an initial Purchase Payment is accompanied by an application, we will promptly:
•
Accept the application and establish your account within 2 Business Days. We will also apply your Purchase Payment by crediting the amount, effective the date we accept your application, to the Variable Investment Option(s) or Fixed Account Option(s) selected; or
•
Request additional information to correct or complete the application. In the case of an individual variable annuity Contract, we will return the Purchase Payments within 5 Business Days if the requested information is not provided, unless you otherwise so specify. Once you provide us with the requested information, we will establish your account and apply your Purchase Payment, effective the date we accept your application, by crediting the amount to the Fixed Account Option or Variable Investment Option(s) selected; or
•
Reject the application and return the Purchase Payment.
If we receive Purchase Payments from your employer before we receive your completed application or enrollment form, we will not be able to establish a permanent account for you. If this occurs, we will take one of the following actions:
Return Purchase Payments. If we do not have your name, address or Social Security Number (“SSN”), we will return the Purchase Payment to your employer unless this information is immediately provided to us; or
Employer-Directed Account. At the direction of your employer, provided on a form acceptable to USL and accompanied by certain necessary information (such as name, address, and SSN), we may establish an account for you. In that case we will deposit your Purchase Payment in an “Employer-Directed” account invested in a Money Market Division, or other investment options chosen by your employer, and provide a Contract or certificate. If you want a financial professional to assist you in allocating these amounts, you will first need to provide certain personal and financial information that may be required by the financial professional in order to provide such assistance; or
Starter Account. If we have your name, address and SSN, but we do not have an agreement with your employer for employer-directed accounts, we will deposit your Purchase Payment in a “starter” account invested in the Money Market Division option available for your plan or other investment options chosen by your employer. We will send you a follow-up letter requesting the information necessary to complete the application, including your allocation instructions. If we do not receive the necessary information within 105 days, we may return the Purchase Payment to your employer or convert the account to an “unsolicited” account which would be subject to many of the same restrictions as a starter account. You may not transfer these amounts until USL has received a completed application or enrollment form.
If mandated under applicable law, we may be required to reject a Purchase Payment. We may also be required to block a Contract Owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulatory authority.
When Your Account Will Be Credited
Depending on your retirement plan, Purchase Payments may be made by your employer for your account or by you for certain nonqualified Contracts. It is the employer’s or the individual’s responsibility to ensure that the Purchase Payment can be promptly posted to the appropriate account(s).

A Purchase Payment must be “in good order” before it can be posted to your account. “In good order” means fully and accurately completed form(s) and/or instructions, including necessary documentation and that all required information and/or documentation applicable to any given transaction has been received by us and, where applicable, that the funds (check, wire, or ACH) clearly identify the individual SSN to which they are to be applied. To ensure efficient posting for Employer-Directed accounts, Purchase Payment information must include complete instructions, including the group name and number, each employee’s name and SSN, contribution amounts (balanced to the penny for the total purchase) and the source of the funds (for example, employee voluntary, employer mandatory, employer match, transfer, rollover or a contribution for a particular tax year). Purchase Payments for individual accounts must include the name, SSN, and the source of the funds (for example, transfer, rollover, or a contribution for a particular tax year).
If a subsequent Purchase Payment is in good order as described and is received by our bank by Market Close, the appropriate account(s) will be credited the Business Day of receipt. Purchase Payments in good order received after Market Close will be credited on the next Business Day. See the Account Establishment section above for information about initial Purchase Payments.
Note that if the Purchase Payment is not in good order, the employer or individual will be notified promptly. No amounts will be posted to any accounts until all issues with the Purchase Payment have been resolved. If a Purchase Payment is not received in good order, the purchase amounts will be posted effective the Business Day all required information is received.
We will allocate Purchase Payments (less any charges) to the Variable Investment Option(s) and Fixed Account Option(s) selected by you.   Each selection must be a whole percentage of Purchase Payments.
Throughout the duration of the Contract, USL may close one or more of the Fixed Account Options to deposits or transfers, and to transfers among the investment options, with advance written notice.  USL may make the Fixed Account Options available or close the Fixed Account Options as frequently as it determines at any point in time while the Contract is in force, provided USL gives advance written notice in each case.
Purchase Units
A Purchase Unit is a unit of interest owned by you in your Variable Investment Option. Purchase Unit values are calculated each Business Day following Market Close. Purchase Units may be shown as “Number of Shares” and the Purchase Unit values may be shown as “Share Price” on some account statements. See “Purchase Unit Value” in the SAI for more information and an illustration of the calculation of the unit value.
Calculation of Value for Fixed Account Options
The Fixed Account Plus and Short-Term Fixed Accounts are part of the Company’s General Account. You may allocate all or a portion of your Purchase Payment to the Fixed Account Options listed in the “Variable Investment Options and Fixed Account Options” section in this prospectus. Purchase Payments you allocate to these Fixed Account Options are guaranteed to earn at least a minimum rate of interest. Interest is paid on each of the Fixed Account Options at declared rates, which may be different for each option. We bear the entire investment risk for the Fixed Account Options. All Purchase Payments and interest earned on such amounts in your Fixed Account Option will be paid regardless of the investment results experienced by the Company’s general assets.
The value of your Fixed Account Option(s) is calculated on a given Business Day as shown below:
Value of Your Fixed Account Option(s)
=	(equals)
All Purchase Payments made to the Fixed Account Option(s)
+	(plus)
Amounts transferred from Variable Investment Options to the Fixed Account Option(s)
+	(plus)
All interest earned
–	(minus)
Amounts transferred or withdrawn from Fixed Account Option(s) (including applicable fees and charges)

Calculation of Value for Variable Investment Options
You may allocate all or a portion of your Purchase Payments to the Variable Investment Options listed in this prospectus as permitted by your retirement program. An overview of each of the Variable Investment Options may be found in “Appendix A – Funds Available Under the Contract” and the “Variable Investment Options and Fixed Account Options” section in this prospectus and in each Mutual Fund’s prospectus. The Purchase Unit value of each Variable Investment Option will change daily depending upon the investment performance of the underlying Mutual Fund (which may be positive or negative) and the deduction of the Separate Account Charges. See “Fees and Charges.” Your account will be credited with the applicable number of Purchase Units, including any dividend or capital gains per share declared on behalf of the underlying Fund as of that day. The number of Purchase Units you are credited is calculated the day we process your Purchase Payment. Please see the When Your Account Will Be Credited section above.
The Purchase Unit value is determined by multiplying the Purchase Unit value for the preceding Business Day by a factor for the current Business Day. The factor is determined by:

1.
dividing the net asset value per share of the underlying Fund at the end of the current Business Day, plus any dividend or capital gains per share declared on behalf of the underlying Fund as of that day, by the net asset value per share of the Underlying Fund for the previous Business Day; and
2.
multiplying it by one minus all applicable daily fees and charges.
We determine the number of Purchase Units credited to your Contract by dividing the Purchase Payment by the Purchase Unit value for the specific Variable Investment Option.
If the Purchase Payment is in good order as described and is received by us by Market Close, the appropriate account(s) will be credited the Business Day of receipt and will receive that Business Day’s Purchase Unit value. Purchase Payments in good order received by us after Market Close will be credited the next Business Day and will receive the next Business Day’s Purchase Unit value. Because Purchase Unit values for each Variable Investment Option change each Business Day, the number of Purchase Units your account will be credited with for subsequent Purchase Payments will vary. Each Variable Investment Option has its own investment risk. Therefore, the value of your account will fluctuate every Business Day and may be worth more or less at retirement or withdrawal.
During periods of low short-term interest rates, and in part due to Contract fees and expenses, the yield of the Goldman Sachs VIT Government Money Market Fund may become extremely low and possibly negative. If the daily dividends paid by the underlying Fund are less than the daily portion of the Separate Account Charges, the Purchase Unit value will decrease. In the case of negative yields, your investment in the Variable Investment Option, which invests in the Goldman Sachs VIT Government Money Market Fund, will lose value.
Stopping Purchase Payments
You may stop Purchase Payments at any time. You may resume Purchase Payments thereafter during the Purchase Period. The value of the Purchase Units will continue to vary, and your Account Value will continue to be subject to applicable fees and charges. The Account Value will be considered surrendered when you begin the Payout Period. You may not make Purchase Payments during the Payout Period.
If both your Account Value and Purchase Payments (less any withdrawals) fall below $300, and you do not make any Purchase Payments for at least a two-year period, we may close the account and pay the Account Value to the Participant. We will not assess a surrender charge in this instance. Any such account closure will be subject to applicable distribution restrictions under the Contract and/or under your employer’s plan.
Impact of Deduction of Advisory Program Fee on Purchase Payments
If you are enrolled in an Advisory Program, advisory fees deducted from your Contract value will result in a reduction of Purchase Units by the amount of the fee.
Advisory Program

The Contract may be used where you have engaged the Investment Adviser to provide advice regarding the periodic allocation of investments within the Contract. As long as you are enrolled in an Advisory Program, your Investment Adviser will provide you with investment advice and will be responsible for providing transfer and reallocation instructions to USL. You may terminate an Advisory Program at any time. If you terminate the Advisory Program, your Contract will remain in force.
Your Investment Adviser is not acting on USL’s behalf but rather is acting on your behalf. USL is not responsible for any investment advice that is provided to you by your Investment Adviser. USL does not offer advice about how to allocate your Account Value. USL is not responsible for any recommendations that your Investment Adviser makes, any investment models or asset allocation programs they choose to follow, or any specific transfers that are made on your behalf.
We do not honor transfer instructions in connection with any other advisory programs that are offered through third-party, non-affiliated Investment Advisers.
Advisory Agreement and Fees
When you enroll in the Advisory Program, you will enter into an investment advisory agreement (the “Advisory Agreement”) with the Investment Adviser. USL is not a party to the Advisory Agreement.
Your Investment Adviser may direct USL to withdraw a specified amount from your Account Value for the payment of advisory fees under the Advisory Program (the “Advisory Program Fee”) pursuant to authorizations that you have provided to your Investment Adviser. If you are enrolled in the Advisory Program, your Advisory Agreement will be with our affiliate, VFA, and USL will be provided with a copy of the Advisory Agreement in which you authorize USL to deduct the Advisory Program Fee from your Account Value. The Advisory Program Fee charged by your Investment Adviser is in addition to any fees and expenses charged under your Contract. The Advisory Program Fee will be calculated by applying the applicable fee schedule to the Account Value at each calendar quarter end and will be deducted from your Account Value within fifteen (15) days after the end of such calendar quarter. The Advisory Program Fee will be based on the value of assets in the account eligible to be managed in the Advisory Program. If you enrolled in the Advisory Program during the calendar quarter, you pay a fee only for those days in which you were enrolled in the Advisory Program. If, prior to a calendar quarter-end, the Advisory Program is terminated, the entire Account Value is transferred out of your account, or your plan sponsor terminates the Advisory Program, we will not deduct an Advisory Program Fee for that quarter.
Partial withdrawals, including those taken to pay the Advisory Program Fee, can reduce certain benefits guaranteed under the Contract, including Contract death benefits and other annuity benefits. Please see Impact of Advisory Fees in the Death Benefits and Payout Period sections.
Partial withdrawals from a non-qualified Contract are treated as a taxable distribution. However, fees taken from a non-qualified individual contract used to pay the Advisory Program Fee for the Advisory Programs offered through VFA are not considered distributions or withdrawals from the account for tax purposes and therefore are not treated as a taxable distribution. If you are under age 59 ½, withdrawals may be subject to an additional 10% tax. You should consult with your tax advisor for any advice regarding potential tax considerations relating to the payment of the Advisory Program Fee from your Contract.
Please see “Federal Tax Matters” section and consult your tax professional regarding the impact of the Advisory Program Fees before making any election to do so.
Reallocations & Transfer Instructions
While the Advisory Program is in place, you are prohibited from making transfers among investment options in the Contract. During such period, transfer instructions may only be provided by the Investment Adviser. If you terminate the Advisory Program, you may make transfers among the investment options subject to the transfer restrictions in the section below entitled “Transfer Between Investment Options.”
Unless you direct us otherwise, your Investment Adviser will forward instructions regarding the allocation of your Account
Value, and will request financial transactions involving investment options. If your Investment Adviser has this authority, we deem that all such transactions that are directed by your Investment Adviser with respect to your Contract have been authorized by you. You will receive a confirmation of any financial transactions involving the purchase or sale of Purchase Units. You must contact us immediately by calling 1-800-448-2542 to request a termination form if and when you want to revoke such authority. We will not be responsible for acting on instructions from your Investment Adviser until we receive notification of the revocation of such person’s authority. We may also suspend, cancel, or limit the Investment Adviser’s authorization at any time. In addition, we may restrict the investment options available for transfers or allocation of Purchase Payments including closing one or more of the Fixed Account Options to deposits or transfers, and to transfers among the Investment Options, where advanced written notice is provided. We will notify you and your Investment Adviser if we implement any such restrictions or prohibitions.
Transfers and reallocations made by your Investment Adviser are subject to the restrictions on transfers between Investment Options that are discussed in the section below entitled “Transfers Between Investment Options.”
Termination of the Advisory Program
You may terminate the Advisory Program at any time. However, the terms and conditions of how to terminate the Advisory Program will be set forth in your Advisory Agreement. Please consult with your Investment Adviser if you have questions about terminating the Advisory Program. We may continue to rely on instructions from your Investment Adviser until we receive notice of termination of the Advisory Agreement. If you terminate the Advisory Program, your Contract will remain in force.
In order for you to transfer Account Value among investment options, you must first terminate the Advisory Program.

Transfers Between Investment Options

You may transfer all or part of your Account Value between the various Variable Investment Options and Fixed Account Options in Portfolio Director up to the applicable limits without a charge. Transfers may be made during the Purchase Period or during the Payout Period, subject to certain restrictions. If you are enrolled in an Advisory Program, in order for you to transfer Account Value among investment options, you must first terminate the Advisory Program. We reserve the right to limit the number, frequency (minimum period of time between transfers) or dollar amount of transfers you can make and to restrict the method and manner of providing or communicating transfers or reallocation instructions. You will be notified of any changes to this policy through written and/or electronic notices or information posted online at www.corebridgefinancial.com/rs.
During the Purchase Period — Policy Against Market Timing and Frequent Transfers
USL has a policy to discourage excessive trading and market timing. Our investment options are not designed to accommodate short-term trading or “market timing” organizations, or individuals engaged in certain trading strategies, such as programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of a mutual fund. These trading strategies may be disruptive to mutual funds by diluting the value of the fund shares, negatively affecting investment strategies and increasing portfolio turnover. Excessive trading may also raise fund expenses, such as recordkeeping and transaction costs, and can potentially harm fund performance. Further, excessive trading may harm fund investors, as the excessive trader takes security profits intended for the entire fund and could force securities of the underlying Fund to be sold to meet redemption needs. The premature selling and disrupted investment strategy could cause the fund’s performance to suffer, and exerts downward pressure on the fund’s price per share.
Accordingly, USL has certain policies and procedures intended to discourage short-term trading. If you sell Purchase Units in a
Variable Investment Option valued at $5,000 or more, whether through an exchange, transfer, or any other redemption, you will not be able to make a purchase of $5,000 or more in that same Variable Investment Option for 30 calendar days.
This policy applies only to investor-initiated trades of $5,000 or more, and does not apply to the following:
•
Plan-level or employer-initiated transactions;
•
Purchase transactions involving transfers of assets or rollovers;
•
Retirement plan contributions, loans, and distributions (including hardship withdrawals);
•
Systematic purchases or redemptions;
•
Systematic account reallocations and/or rebalancing; or
•
Trades of less than $5,000.
Transfers resulting from your participation in the GPS Portfolio Manager Program administered by VFA will not count against these transfer limitations.
As described in a Fund’s prospectus and statement of additional information, in addition to the above, fund purchases, transfers and other redemptions may be subject to other investor trading policies, including redemption fees, if applicable. Certain Funds may set limits on transfers in and out of a Fund within a set time period in addition to or in lieu of the policy above. Also, an employer’s benefit plan may limit an investor’s rights to transfer.
We intend to enforce these investor trading policies uniformly. We make no assurances, however, that all the risks associated with frequent trading will be completely eliminated by these policies and/or restrictions. If we are unable to detect or prevent market timing activity, the effect of such activity may result in additional transaction costs for the investment options and dilution of long-term performance returns. Thus, your account value may be lower due to the effect of the extra costs and resultant lower performance. We reserve the right to modify these policies at any time.

Throughout the duration of the Contract, USL may close one or more of the Fixed Account Options to deposits or transfers, and to transfers among the investment options, with advance written notice. The Fixed Account Options are also subject to additional restrictions:
Fixed Account Option	Value	Frequency	Other Restrictions
Fixed Account Plus:	Up to 20% per Participant Year	At any time
If you transfer assets from Fixed Account Plus to another investment option, any assets transferred back into Fixed Account Plus, if permitted, within 90 days may receive a different rate of interest than your new Purchase Payments.(1)

	100%	At any time	If Account Value is less than or equal to $500.

Fixed Account Option	Value	Frequency	Other Restrictions
Short-Term Fixed Account:	Up to 100%	At any time	After a transfer into the Short-Term Fixed Account, you may not make a transfer from the Short-Term Fixed Account for 90 days.(2)
(1) If multiple transfers are made in a Participant Year, the percentages of the Account Value transferred each time will be added together to determine the 20% transfer limit for that Certificate Year. Your employer may further limit or expand the restrictions. We may charge for those modified restrictions if specified in your employer’s retirement plan. For series 11 Contracts, see Fixed Account Plus Excess Transfer Charge (Series 11 Contracts Only) for transfers in excess of the 20% limitation.
(2) USL may change this holding period at any time in the future, but it will never be more than 180 days.
Contracts issued in connection with certain plans or programs may have different transfer restrictions due to the higher interest rates offered on Fixed Account Plus. From time to time, we may waive the 20% transfer restriction on Fixed Account Plus for transfers to other investment options.
Communicating Transfer or Reallocation Instructions
Transfer instructions may be given by telephone, through the internet, using the self-service automated phone system, or in writing. We encourage you to make transfers or reallocations through the internet or the self-service automated phone system for most efficient processing. We will send a confirmation of transactions to the Participant within five days from the date of the transaction. It is your responsibility to verify the information shown and notify us of any errors within 30 calendar days of the transaction.
Generally, no one may give us telephone instructions on your behalf without your written or recorded verbal consent. Financial professionals or authorized broker-dealer employees who have received client permission to perform a client-directed transfer of value via the telephone or internet will follow prescribed verification procedures.
When receiving instructions over the telephone or online, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or online. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.
Effective Date of Transfer
The effective date of a transfer will be:
•
The date of receipt, if received in good order by us before Market Close; otherwise,
•
The next date values are calculated.

Transfers During the Payout Period
During the Payout Period, transfer instructions must be given in writing and mailed to the Annuity Service Center. Transfers may be made between the Contract's investment options subject to the following limitations:
Payout Option	% of Account Value	Frequency
Variable Payout:	Up to 100%	Once every 365 days
Combination Fixed and Variable Payout:	Up to 100% of money in variable option payout only	Once every 365 days
Fixed Payout:	Not permitted	N/A

Fees and Charges

By investing in Portfolio Director, you may be subject to these fees and charges:
•
Account Maintenance Charge
•
Surrender Charge
•
Premium Tax Charge
•
Separate Account Charges (referred to as “Base Contract Expenses” under “Fee Tables”)
•
Fund Expenses
•
Advisory Program Fees
•
Other Charges
•
Fixed Account Plus Excess Transfer Charge
These fees and charges are applied to the Variable Investment Options and Fixed Account Options in proportion to the Account Value as explained below. Unless we state otherwise, we may profit from these fees and charges. For additional information about these fees and charges, see the “Fee Table” section above.
Account Maintenance Charge (Series 1 and 9 Contracts Only)
Under a series 1 or 9 Contract, during the Purchase Period, an account maintenance charge of $3.75 will be deducted on the last Business Day of each calendar quarter if any of your money is invested in the Variable Investment Options. We will sell Purchase Units from your account to pay the account maintenance charge. If all your money in the Variable Investment Options is withdrawn, or transferred to a Fixed Account Option, the charge will be deducted at that time. The charge will be assessed pro-rata among the Variable Investment Options that make up your Account Value. We do not charge an account maintenance charge during the Payout Period.
The account maintenance charge is to reimburse the Company for our administrative expenses. This includes the expense for establishing and maintaining the record keeping for the Variable Investment Options. Certain Contracts may not be subject to this charge, as described below.
Surrender Charge (Series 1, 5, 7, and 9 Contracts Only)
Under a series 1, 5, 7, or 9 Contract, when you withdraw money from your account, you may be subject to a surrender charge that will be deducted from the amount withdrawn. Surrender charges reimburse us for the cost of Contract sales, expenses associated with issuing your Contract, and other acquisition expenses.
If you request a partial surrender of your Account Value, a surrender charge would apply to any amount that exceeds the 10% free withdrawal allowed for any Participant Year. See below for exceptions to this charge. It is assumed that any new Purchase Payments are withdrawn before older ones; thus, the last dollar in is the first dollar out. See below for exceptions to this procedure. For information about your right to surrender, see “Surrender of Account Value” in this prospectus.
Amounts exchanged from other contracts issued by the Company may or may not be subject to a surrender charge. After the exchange, it is assumed that any new Purchase Payments are withdrawn before the exchanged amount. For more information, see “Exchange Privilege” in the SAI.
Amount of Surrender Charge
A surrender charge will be the lesser of:
•
Five percent (5%) of the amount of all Purchase Payments received during the past 60 months; or
•
Five percent (5%) of the amount withdrawn.
10% Free Withdrawal
In any Participant Year and if your contract or certificate is subject to a surrender charge, up to 10% of the Account Value may be withdrawn without a surrender charge. The surrender charge will apply to any amount withdrawn that exceeds this 10% limit. The percentage withdrawn will be determined by dividing the amount withdrawn by the Account Value just prior to the withdrawal. If more than one withdrawal is made during a Participant Year, each percentage will be added to determine at what point the 10% limit has been reached.
These 10% withdrawals without charge do not reduce Purchase Payments for the purpose of computing the surrender charge. If a surrender charge is applied to all or part of a Purchase Payment, no surrender charge will be applied to such Purchase Payment (or portion thereof) again. There may be a 10% premature distribution tax penalty for taking a withdrawal prior to age 59½. See “Federal Tax Matters” for more information.
Exceptions to Surrender Charge
No surrender charge will be applied:
•
To money applied to provide a payout option;
•
To death benefits;
•
If no Purchase Payments have been received during the 60 months prior to the date of surrender;
•
If your account has been in effect for 15 years or longer;
•
If your account has been in effect for 5 years or longer, and you have attained age 59½;
•
To “No Charge Systematic Withdrawals”;
•
Under certain contracts, to withdrawals under the No Charge Minimum Distribution provisions;
•
If, after the original Contract issue date, you have become totally and permanently disabled, defined as follows: you are unable, due to mental or physical impairment, to perform the material and substantial duties of any occupation for which you are suited by means of education, training or experience; the impairment must have been in existence for more than 180 days; the impairment must be expected to result in death or be long-standing and indefinite and proof of disability must be evidenced by a certified copy of a Social Security Administration determination or a doctor’s verification; or
•
If you are at least 55 years old, are no longer employed by the employer that established the plan, and your account under the plan was established at least 5 years prior to the date of surrender.
We may waive any otherwise applicable surrender charge if you reinvest the surrender proceeds in another USL product. You will, however, be subject to a surrender charge, if any, in the newly acquired product under the same terms and conditions as the original product. For purposes of calculating any surrender charge due, you will be considered to have acquired the new product as of the date you acquired the original product.
Fixed Account Plus Excess Transfer Charge (Series 11 Contracts Only)
Transfers from the Fixed Account Plus option are limited to 20% per Participant Year. See “Transfers Between Investment Options.” For series 11 Contracts, transfers in excess of this limitation will be permitted; however, the excess amount transferred will be subject to a charge of 5% on the excess amount transferred. Withdrawals from the Fixed Account Option to another funding entity are considered “transfers” for purposes of this limitation.
Exceptions to Fixed Account Plus Excess Transfer Charge
This charge will not be applied:
•
Under any series other than series 11 Contracts;
•
To transfers from the Fixed Account Option within the 20% per Participant Year limitation;
•
To money applied to provide a payout option;
•
To death benefits;
•
If, after the original Contract issue date, you have become totally and permanently disabled, defined as follows: you are unable, due to mental or physical impairment, to perform the material and substantial duties of any occupation for which you are suited by means of education, training or experience; the impairment must have been in existence for more than 180 days; the impairment must be expected to result in death or be long-standing and indefinite and proof of disability must be evidenced by a certified copy of a Social Security Administration determination or a doctor’s verification; or
•
If you retire or are separated from service.
Premium Tax Charge
Premium taxes are imposed by some states, cities, counties, and towns. The rate will range from 0% to 3.5%, depending on whether the Contract is qualified or nonqualified. Such tax will be deducted from the Account Value when annuity payments are to begin. We will not profit from this charge. See Appendix B for variations of the premium tax charge that may be applicable in your state.
Separate Account Charges
The Separate Account Charge (also referred to as a Base Contract Expense) is 0.40%. If you are invested in series 1 or 9, the maximum Base Contract Expense in the Fee Tables reflects the inclusion of the annual maintenance charge and accordingly will reflect a higher number. This Separate Account Charge is guaranteed and cannot be increased by the Company. For a discussion of how the Separate Account Charges impact the calculation of each Division’s unit value, see “Purchase Unit Value” in the SAI.
The Separate Account Charges compensate the Company for assuming certain risks under Portfolio Director. The Company assumes the obligation to provide payments during the Payout Period for your lifetime, no matter how long that might be. In addition, the Company assumes the obligation, during the Purchase Period, to pay a guaranteed death benefit. The Separate Account charges also may cover the costs of issuing and administering Portfolio Director and administering and marketing the Variable Investment Options, including but not limited to enrollment, participant communication and education. Separate Account Charges are applied to Variable Investment Options during both the Purchase Period and Payout Period.
The Separate Account Charges may be reduced if issued to certain types of plans that are expected to result in lower costs to USL, as discussed below. The Separate Account Charges are guaranteed and may not be increased for the life of your Contract.
Reduction or Waiver of Account Maintenance, Surrender, or Separate Account Charges
We may, as described below, determine that the account maintenance charge, surrender charges, or Separate Account charges for Portfolio Director may be reduced or waived. We may reduce or waive these charges if we determine that your retirement program will allow us to reduce or eliminate administrative or sales expenses that we usually incur for retirement programs. There are a number of factors we will review in determining whether your retirement program will allow us to reduce or eliminate these administrative or sales expenses:
•
The type of retirement program. Certain types of

retirement programs, because of their stability, can result in lower administrative costs.
•
The nature of your retirement program. Certain types of retirement programs, due to the types of employees who participate, experience fewer account surrenders, thus reducing administrative costs.
•
Other factors of which we are not presently aware that could reduce administrative costs.
We review the following additional factors to determine whether we can reduce or waive account maintenance charges:
•
The frequency of Purchase Payments for your retirement program. Purchase Payments received no more than once a year can reduce administrative costs.
•
The administrative tasks performed by your employer for your retirement program.
The employer sponsoring your retirement program can, through its method of remitting Purchase Payments, reduce administrative costs.
We review the following additional factors to determine whether we can reduce surrender charges:
•
The size of your retirement program. A retirement program that involves a larger group of employees may allow us to reduce sales expenses.
•
The total amount of Purchase Payments to be received for your retirement program. Larger Purchase Payments can reduce sales expenses.
•
The use of mass enrollment or related administrative tasks performed by your employer for your retirement program.
We review the following additional factors to determine whether we can reduce the Separate Account charges:
•
The frequency of Purchase Payments for your retirement program.
•
The size of your retirement program.
•
The amount of your retirement program’s periodic Purchase Payment.
•
The method of remitting periodic Purchase Payments.
In no event will the reduction or waiver of fees and charges be permitted where the reduction or waiver would not treat similarly situated Contract Owners differently.
Additionally, under certain circumstances, and at USL’s sole discretion, USL may issue a Contract credit for amounts transferred on behalf of a group contract from another plan or provider, pursuant to the terms of the Contract.
Payments from Mutual Funds/Platform Charges
Some of the Mutual Funds or their affiliates have an agreement with the Company to pay the Company for administrative, recordkeeping and shareholder services it provides to the underlying Fund. We receive payments for the administrative services we perform, such as account recordkeeping, mailing of Fund related information and responding to inquiries about the Funds. Currently, these payments range from 0.00% to 0.35% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter.
We may also receive what is referred to as “12b-1 fees” and non-12b-1 service fees from certain underlying Funds. These fees are designed to help pay for our direct and indirect distribution costs. The 12b-1 fees and non-12b-1 service fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.
From time to time some of these Fund arrangements may be renegotiated so that we receive a greater payment than previously paid.
If we do not have an arrangement to receive payments from certain Mutual Funds, we may charge a Platform Charge related to those Division(s), in order to help us manage our costs in light of the fact that the Mutual Fund is not paying us or is paying us too little. The Platform Charges are reflected in “Appendix A – Funds Available Under the Contract” to help you understand the cost of investing in certain Variable Investment Options.
Fund Expenses
Charges deducted from, and expenses paid out of, the assets of the Funds are described in the prospectuses for the Funds.
Advisory Program Fees
If you enrolled in an Advisory Program, your Investment Adviser may direct USL to withdraw a specified amount from your Account Value for the payment of the Advisory Program Fee pursuant to authorizations that you have provided to your Investment Adviser. The Advisory Program Fee charged by your Investment Adviser is in addition to any fees and expenses charged under your Contract. The Advisory Program Fee will be calculated by applying the applicable fee schedule to the Account Value at each calendar quarter end and will be deducted from your Account Value within fifteen (15) days after the end of such calendar quarter. The Advisory Program Fee will be based on the value of assets in the account eligible to be managed in the Advisory Program. If you enrolled in the Advisory Program during the quarter, you pay a fee only for those days in which you were enrolled in the Advisory Program. If, prior to a quarter-end, the Advisory Program is terminated, the entire Account Value is transferred out of your account, or your plan sponsor terminates the Advisory Program, we will not deduct an Advisory Program Fee for that quarter.
Deduction of the Advisory Program Fee may reduce certain benefits guaranteed under the Contract, including Contract death benefits and other annuity benefits and may be subject to surrender charges, federal and state income taxes and a 10% federal penalty tax. Please see Impact of Advisory Program Fees in the Death Benefits, Payout Period and Federal Tax Matters sections. Please consult your tax professional regarding the impact of deducting advisory fees from Account Value before making any election to do so. See “Advisory Program” for more details.
Other Charges
We reserve the right to charge for certain taxes that we may have to pay. This could include federal income taxes. Currently, no such charges are being made.
Fees for plan services provided by parties other than USL or its affiliates may be assessed to participant accounts upon the direction or authorization of a plan representative. Additional fees may be withdrawn from client accounts in accordance with a client’s independent investment advisory contract. Such withdrawals will be identified on applicable participant account reports or client statements.
Plan loans from the Fixed Account Options may be allowed by your employer’s plan. Refer to your plan for a description of charges and other information concerning plan loans. We reserve the right to charge a fee of up to $75 per loan (if permitted under state law) and to limit the number of outstanding loans.
Payout Period

The Payout Period begins when you decide to retire or when you elect to annuitize all or a portion of your Account Value. If your employer’s plan permits, you may apply any portion of your Account Value to one of the types of payout options listed below. You may choose to have your Payout Payments on either a fixed basis, a variable basis, or a combination of fixed and variable basis. When you choose to have your Payout Payments on a variable basis, you may keep the same Variable Investment Options in which your Purchase Payments were made, or transfer to different ones. If you do not elect the basis upon which your Payout Payments will be made, the Payout Payments will mirror the allocation of investment options in your Contract upon annuitization. For example, if your Account Value is allocated solely to the Variable Investment Options upon annuitization and you have not made an election, Payout Payments will be made on a variable basis, or, if your Account Value is allocated to a Fixed Account Option, Payout Payments will be made on a fixed basis. Similarly, if your Account Value is allocated to both Variable Investment Options and Fixed Account Options, Payout Payments will be made on a combination of fixed and variable basis.
Payout Payments on a Fixed Basis
Under a payout on a fixed basis, you will receive payments that are fixed and guaranteed by the Company. The amount of these payments will depend on:
•
Type and duration of payout option chosen;
•
Your age or your age and the age of your survivor(1);
•
Your gender or your gender and the gender of your survivor(1) (for certain nonqualified Contracts);
•
The portion of your Account Value being applied; and
•
The payout rate being applied and the frequency of the payments.

(1)
This applies only to joint and survivor payouts.
If the benefit would be greater, the amount of your payments will be based on the current payout rate the Company uses for immediate annuity contracts.
Assumed Investment Rate
An “Assumed Investment Rate” or “AIR” is the rate used to determine your first monthly Payout Payment per thousand dollars of account value in your Variable Investment Option. When you decide to enter the Payout Period, you will select your Payout Option, your Annuity Date, and the AIR. If you choose a higher AIR, the initial Annuity Payment will be higher, but later payments will increase more slowly during periods of good investment performance and decrease faster during periods of poor investment performance. Once the AIR is established, it cannot be changed. Rates of 3%, 3.5%, 4.5%, 5% or a higher rate may be chosen if permitted by state law and regulations. If no AIR is chosen, the AIR will be 3.5%. The dollar amount of the variable income payments stays level if the net investment return equals the AIR. Your choice of AIR may affect the duration and frequency of payments, depending on the Payout Option selected. For example, a higher AIR will generate a higher initial Payout Payment, but, as Payout Payments continue, they may become smaller, and eventually could be less than if you had initially selected a lower AIR. The frequency of the Payout Payments may lessen to ensure that each Payout Payment is at least $25 per month.

Payout Payments on a Variable Basis
With a payout on a variable basis, you may select from your existing Variable Investment Options. Your payments will vary accordingly. This is due to the varying investment results that will be experienced by each of the Variable Investment Options you selected. The Payout Unit value is calculated just like the Purchase Unit value for each Variable Investment Option except that the Payout Unit value includes a factor for the AlR you select. For additional information on how Payout Payments and Payout Unit Values are calculated, see the SAI.
In determining your first Payout Payment, an AIR of 3.5% is used (unless you select a higher rate as allowed by state law). If the net investment experience of the Variable Investment Option exceeds your AIR, your subsequent payments will be greater than your first payment. If the investment experience of the Variable Investment Option is lower than your AIR, your subsequent payments will be less than your first payment.
Payout Payments on a Combination of a Fixed and Variable Basis
With a combination fixed and variable payout, you may choose:
•
From your existing Variable Investment Options (payments will vary); with a
•
Fixed payout (payment is fixed and guaranteed).
Partial Annuitization/No Commutations
A Participant may choose to annuitize a portion of the Account Value. This will, in essence, divide the Account Value into two parts. The current non-annuitized part would continue as before, while the annuitized part would effectively be moved to a new Payout Payment account. Thus, the death benefit in such a situation would be reduced to the value of the amount remaining in the account minus the amount applied to Payout Payments. Depending on the payout option selected, there may also be a death benefit from the annuitized portion of the account, such as a payout for a guaranteed period. Full or partial commutations by the Participant are not permitted.
Payout Date
The payout date is the date elected by you on which the annuity Payout Payments will start. The date elected must be the first of any month. A request to start payments must be received in the Annuity Service Center on a form or through other media approved by USL. This request must be received by USL by at least the fifteenth (15th) day of the month prior to the month you wish your annuity payments to start. Your account will be valued ten days prior to the beginning of the month in which the Payout Payments will start.
The following additional rules also apply when determining the payout date:
•
The earliest payout date for a nonqualified Contract is established by the terms of the contract, and generally can be any time from age 50 to age 85, and may not be later than age 85 without USL’s consent.
•
The earliest payout date for all other qualified Contracts is generally subject to the terms of the employer-sponsored plan (including 403(b) plans and programs) under which the Contract is issued and the federal tax rules governing such Contracts and plans.
•
Distributions from qualified Contracts issued under employer-sponsored retirement plans generally are not permitted until after you stop working for the employer sponsoring the plan, unless you have experienced a qualifying financial hardship (or in the case of a 457(b) plan, an unforeseeable emergency) or unless you have become disabled.
•
In certain cases, and frequently in the case of your voluntary deferrals to a 403(b) or a 401(k) plan, you may begin taking distributions when you attain age 59½ even if you are still working for the employer sponsoring the plan.
•
Except in the case of nonqualified Contracts, distributions generally must begin no later than April 1 following the calendar year you reach age 72 or the calendar year in which you retire, if later.
•
All Contracts require distributions to commence within a prescribed period after the death of the Contract Owner/Participant, subject to the specific rules which apply to the type of plan or arrangement under which the contract is issued.
•
The Contract may also impose minimum amounts for annuity payments, either on an annual or on a more frequent periodic basis.
For additional information on plan-level distribution restrictions and on the minimum distribution rules that apply to payments under 403(b), 401, 403(a) and 457 plans, or simplified employee plans (“SEPs”), see “Federal Tax Matters” in this prospectus and in the SAI.
Payout Options
You may specify the manner in which your Payout Payments are made. You may select one of the following options:
1.
Life Only — payments are made only to you during your lifetime. Under this option there is no provision for a death benefit for the Beneficiary. For example, it would be possible under this option for the Annuitant to receive only one Payout Payment if the Annuitant died prior to the date of the second payment, or two if the Annuitant died before the third payment.
2.
Life with Guaranteed Period — payments are made to you

during your lifetime, but if you die before the guaranteed period has expired, your Beneficiary can receive payments for the rest of your guaranteed period or take a lump-sum distribution.
3.
Life with Cash or Unit Refund — payments are made to you during your lifetime. These payments are based upon your life expectancy and will continue for as long as you live. If you do not outlive the life expectancy calculated for you, upon your death, your Beneficiary may receive an additional payment. The additional payment under a fixed annuity, if any, is equal to the fixed annuity value of the Contract Owner’s Account at the time it was valued for the payout date, less the Payout Payments. The additional payment under a variable annuity, if any, is equal to the variable annuity value of the Contract Owner’s Account as of the date we receive Proof of Death, less the Payout Payments.
4.
Joint and Survivor Life — payments are made to you during the joint lifetime of you and a second person. Upon the death of one, payments continue during the lifetime of the survivor. This option is designed primarily for couples who require maximum possible variable payouts during their joint lives and are not concerned with providing for beneficiaries at the death of the last survivor. For example, it would be possible under this option for the joint Annuitants to receive only one payment if both Annuitants died prior to the date of the second payment, or for the joint Annuitants to receive only one payment and the surviving Annuitant to receive only one payment if one Annuitant died prior to the date of the second payment and the surviving Annuitant dies prior to the date of the third payment. For example, if the Annuitant dies before receiving a Payout Payment the first Payout Payment will be made to the second designated person. If both the Annuitant and the second designated person die before the first Payout Payment is made, no Payout Payments will be made.
5.
Payment for a Designated Period — payments are made to you for a select number of years between five and 30. Upon your death, payments will continue to your Beneficiary until the designated period is completed.
Payout Information
Once your Payout Payments have begun, the option you have chosen may not be stopped or changed. Any one of the Variable Investment Options may result in your receiving unequal payments during the Payout Period. If payments begin before age 59½, you may suffer unfavorable tax consequences, in the form of a penalty tax, if you do not meet an exception under federal tax law. See “Federal Tax Matters.”
Under certain retirement plans, federal pension law may require that payments be made under the joint and survivor life payout option. Additionally, certain retirement plans, such as 457 plans, may only permit a 5-year payout period for Payout Payments.
Most Payout Payments are made monthly. The first Payout Payment must total at least $25, and the annual payment must be at least $100. If the amount of a payment is less than $25, we reserve the right to reduce the frequency of payments so that each payment is at least $25, subject to any limitations under the Contract or plan.
For more information about payout options or enhancements of those payout options available under the Contract, see the SAI.
Impact of Advisory Program Fees on Payout Payments
If you are participating in the Advisory Program and your Investment Adviser’s fee is deducted from your Contract, the deduction of the Advisory Program Fee will reduce the annuitization benefit. The examples below assess the impact of the deduction of Advisory Program Fees on the Contract’s value upon annuitization, assuming an initial $100 deposit.
1.
If, at the payout date, the Contract value has increased to $120 and you have had $1 deducted for the Advisory Program Fee, the Contract value is reduced to $119. Your Payout Payments will be based on a Contract value of $119.
2.
If, at the payout date, the Contract value has decreased to $90 and you have had $1 deducted for the Advisory Program Fee, the Contract value is reduced to $89. Your Payout Payments will be based on a Contract value of $89.
Surrender of Account Value

When Surrenders Are Allowed
You may withdraw all or part of your Account Value at any time before the Payout Period begins if:
•
allowed under federal and state law; and
•
allowed under your employer’s plan.
For Purchase Payments that are contributions made under your employer’s plan, such as a 401(a) or 401(k) qualified cash or deferred arrangement or a 403(b) plan, surrenders are subject to the terms of the plan, in accordance with the Code. Qualified plans often require certain conditions to be met before a distribution or withdrawal may take place. See “Surrender Restrictions” below.
For an explanation of charges that may apply if you surrender your Account Value, see “Fees and Charges” in this prospectus.

Additionally, you may incur a 10% federal tax penalty for partial or total surrenders made before age 59½.
Delay of payment. We may be required under applicable law to block a request for a surrender until we receive instructions from the appropriate regulator, due to the USA PATRIOT Act. In addition, we may defer making payments from of the Fixed Account Options for up to six months, or less, if required by law. If payment is deferred, interest will accrue until the payment is made.
USL may be required to suspend or postpone the payment of a withdrawal for more than 7 days when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Investment Options is not reasonably practicable; or (4) the SEC, by order, so permits for the protection of Contract Owners.
Surrender Process
If you are allowed to surrender all or a portion of your Account Value during the Purchase Period as noted above, then you must complete a surrender request form or information required in other approved media and submit it to the Annuity Service Center. We will mail the surrender value to you within seven calendar days after we receive your request if it is in good order.
We may be required to suspend or postpone payments if redemption of an underlying Fund’s shares have been suspended or postponed. See the applicable Fund prospectus for a discussion of the reasons why the redemption of shares may be suspended or postponed.
We may receive a surrender for a Purchase Payment that has not cleared the banking system. We may delay payment of that portion of your surrender value until the check or electronic funds transfer clears.
Amount That May Be Surrendered
The amount that may be surrendered during the Purchase Period can be determined as follows:
Allowed Surrender Value	= (equals)	Your Account Value(1) - (minus) Any applicable surrender charge

(1)
Equals the Account Value next computed after your properly completed request for surrender is received in the Annuity Service Center.
There is no guarantee that the surrender value in a Variable Investment Option will ever equal or exceed the total amount of your Purchase Payments received by us. The surrender value in a Fixed Account Option will never be less than the Purchase
Payments allocated to the Fixed Account Option (less amounts transferred to a Variable Investment Option or withdrawn from the Fixed Account Option).
Surrender Restrictions
Generally, Code section 403(b)(11) permits total or partial distributions from your voluntary contributions to a 403(b) contract only on account of hardship (employee contributions only without accrued interest), attainment of age 59½, separation from service, death or disability. Similar restrictions apply to any amount transferred to a 403(b) contract from a 403(b)(7) custodial account. In addition, beginning for contracts issued on or after January 1, 2009, employer contributions and non-elective contributions to a 403(b) annuity contract are subject to restrictions specified in Treasury regulations as specifically imposed under the employer’s plan.
Single sum surrenders and partial surrenders out of the plan are not permitted, unless they are rollovers to another qualified plan or IRA, except for death benefits.
Employer-sponsored plans may also impose restrictions on the timing and form of surrenders from the Contract.
Partial Surrenders
You may request a partial surrender of your Account Value at any time during the Purchase Period, subject to any applicable surrender restrictions. A partial surrender plus any surrender charge will reduce your Account Value. You may specify an amount to be taken from each Fund or the amount will be distributed pro-rata against all Funds. If you do not specify, the distribution will be taken pro-rata against the Variable Investment Options and Fixed Account Options.
The reduction in the number of Purchase Units credited to your Variable Investment Option Account Value will equal:
The amount surrendered from the Variable Investment Option + (plus) Any surrender charge	÷ (divided by)	Your Purchase Units next computed after the written request for surrender is received at the Annuity Service Center
The surrender value will be reduced by the full quarterly account maintenance charge in the case of a full surrender during a quarter. If your Account Value falls below a certain dollar amount and you do not make a Purchase Payment over a certain period of time, as specified in your Contract, we may close your account and pay the Account Value to you.
Systematic Withdrawals
You may elect to withdraw all or part of your Account Value under a systematic withdrawal method as described in your Contract (“No Charge” systematic withdrawals). There will be no surrender charge for withdrawals using this method, which provides for:
•
Payments to be made to you; and
•
Payment over a stated period of time, but not less than five years; and
•
Payment of a stated yearly dollar amount or percentage (the amount or percentage may not exceed 20% of your Account Value at the time election is made).
We may require a minimum withdrawal amount under this method. The portion of your account that has not been withdrawn will continue to receive the investment return of the Variable Investment Options that you selected. You may select the specific investment option(s) from which to take distributions for most payment options, or you may elect to have your payment distributed proportionally across all the funds in which you are invested. Once begun, a “No Charge” systematic withdrawal election may not be changed, but can be revoked at no charge. If revoked, a “No Charge” systematic withdrawal may not be elected again. Systematic withdrawals that are not “No Charge” systematic withdrawals can be changed, revoked, and/or reinstated. No more than one systematic withdrawal election may be in effect at any one time. We reserve the right to discontinue any or all systematic withdrawals or to change the terms, at any time.
Distributions Required by Federal Tax Law
There will be no surrender charge on RMD’s if the withdrawal:
•
Is made payable to you; and
•
Does not exceed the amount required under federal tax law as determined by the values in your Portfolio Director Contract and USL.
You may select the specific investment option(s) from which to take distributions for most payment options, or you may elect to have your payment distributed proportionally across all the investment options in which you are invested. This Contract feature will not be available in any year that an amount has been withdrawn under the “No Charge” systematic withdrawal method. See “Federal Tax Matters” for more information about required distribution rules.
Exchange Privilege

From time to time, we may offer to exchange certain fixed or variable contracts into Portfolio Director Contracts. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

Benefits Available Under the Contract

The following tables summarize information about the benefits available under the Contract.
Standard Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions / Limitations
Standard Death Benefit	Provides a death benefit based on the greater of Account Value or net Purchase Payments	No Charge	•Payable only during the Purchase Period •Payable if death occurs at any age •Withdrawals, including withdrawals to pay your advisory fees, may significantly reduce the benefit
Systematic Withdrawals	Allows you to automatically receive withdrawals on a regular basis during the Purchase Period	No Charge
•Withdrawals may be subject to surrender charges
•No more than one systematic withdrawal election may be in
effect at any time
•We reserve the right to discontinue any or all systematic
withdrawals or to change the terms at any time

No Charge Systematic Withdrawals	Allows you to automatically receive withdrawals on a regular basis during the Purchase Period without surrender charges	No Charge
•Withdrawals must be made to you over a period of not less
than five years, and the annual amount withdrawn may not
exceed 20% of Account Value at time of election
•May not change election once withdrawals begin
•No more than one systematic withdrawal election may be in
effect at any time
•We reserve the right to discontinue any or all systematic
withdrawals or to change the terms at any time

Loans	Provides tax-free access to amounts invested in Fixed Account Options	$75 application fee (per loan, where permitted by state law) Maximum net interest rate 6%	•Available only during the Purchase Period •May not be taken against amounts invested in Variable Investment Options •Interest will accrue on outstanding loan amounts •Minimum loan amount is $1,000
Advisory Program	The investment advice service provided by your Investment Adviser	Not applicable
•A separate investment advisory fee and agreement is
required
•May not be available under your employer’s retirement plan
or in connection with your Contract
•If you pay any investment adviser fee from the Contract,
any deduction may reduce the death benefit and other
annuity benefits, and may be subject to surrender charges,
federal and state income taxes and a 10% federal penalty
tax.
•We do not honor investment adviser transfer requests in
connection with Advisory Programs that are offered
through third-party, unaffiliated Investment Advisers.

Death Benefits

The Contracts will pay death benefits during either the Purchase Period or the Payout Period.
The Process
USL requires that complete and acceptable documentation and paperwork be received from the Beneficiary in order to begin the death benefit payment process. First, Proof of Death is required. Proof of Death is defined as a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death or a written statement by an attending physician. Additionally, the Beneficiary must include an election specifying the distribution method and any other form required by USL or a regulator to process the claim. The account will not be valued, and payments will not be made until all paperwork is in good order and in a form acceptable to USL. Your Beneficiary may contact us at 1-800-448-2542 with any questions about required documentation and paperwork. Death benefits are paid only once per Contract.
If your Account Value is reduced to zero, you may no longer make subsequent Purchase Payments or transfers, and no death benefit will be payable. Please see “Impact of the Deduction of Advisory Program Fees on Death Benefit” below regarding impacts to your death benefit due to the deduction of Advisory Program Fees.
Beneficiary Information
The Beneficiary may receive death benefits:
•
In a lump sum;
•
In the form of an annuity under any of the Payout Options;
•
In partial payments over the Beneficiary’s life expectancy (where permitted); or
•
In a manner mutually agreeable between the Beneficiary and USL that is in accordance with applicable laws and regulations.
Payment of any death benefits must be within the time limits set by federal tax law, if any. If the Beneficiary elects a life annuity for a designated or fixed period, the guarantee period cannot exceed the Beneficiary’s life expectancy. After choosing a payment option, a Beneficiary may exercise many of the investment options and other rights that the Participant or Contract Owner had under the Contract.
Special Information for Nonqualified Contracts
It is possible that the Contract Owner and the Annuitant under a nonqualified Contract may not be the same person. If this is the case, and the Contract Owner dies, there will be no death benefit payable since the death benefit is only due in the event of the Annuitant’s death. However, the Contract will be assigned to the contingent owner, if any, or to the Contract Owner’s estate. Such transfers may be considered a taxable event by the IRS. In general, payments received by your Beneficiaries after your death are taxed in the same manner as if you had received the payments. See “Federal Tax Matters.”
During the Purchase Period
If death occurs during the Purchase Period, the Beneficiary will receive the standard death benefit which guarantees the return of Purchase Payments less any prior withdrawals.
As indicated above, a Contract Owner may elect to annuitize only a certain portion and leave the remaining value in the account. The death benefit in such situations would include the value of the amount remaining in the account minus the amount applied to Payout Payments. Depending on the payout option selected, there may also be a death benefit from the annuitized portion of the account.
Death Benefit Before Age of 70
The interest guaranteed death benefit is payable when death occurs prior to your reaching the age of 70, provided that the benefit is available in your state.
The interest guaranteed death benefit is generally calculated as is shown below. The calculation becomes more complex based upon the transfers between available investment options or product exchanges. Thus, the death benefit may only be calculated for a Beneficiary once USL receives all paperwork, including satisfactory proof of death, complete and in a form acceptable to USL.
Step 1: Determine your Fixed Account Option Value by taking the greater of:
Value of Fixed Account Option on date all paperwork is complete and in a form acceptable to USL
or
100% of Purchase Payments invested in Fixed Account Option
– (minus)
Amount of all prior withdrawals from the Fixed Account Option, charges and any portion of Account Value applied under a Payout Option
Step 2: Determine your Variable Account Option Value by taking the greater of:
Value of Variable Account Options on date all paperwork is complete and in a form acceptable to USL
or
100% of Purchase Payments invested in Variable Account Options
– (minus)
Amount of prior withdrawals (out of) or transfers (out of) the Variable Account Options
+ (plus)
Interest at an annual rate as specified in your Contract
Step 3: Add step 1 + 2 = Death Benefit
For purposes of this calculation amounts transferred into the Variable Account Option will be treated as Purchase Payments.
This value may be adjusted if the total amount of any death benefit exceeds the Account Value.

Standard Death Benefit
The standard death benefit will be the greater of:
Your Account Value on the date all paperwork is in good order and in a form acceptable to USL
or
100% of Purchase Payments (to Variable Investment Options and/or Fixed Account Options)
–	(minus)
Amount of all Prior Withdrawals, Charges and any portion of Account Value applied under a Payout Option
Adjusted Purchase Payment Amount
If the total amount of any death benefit payable from the Variable Investment Options and Fixed Account Options under the Contract exceeds the Account Value as of the date all paperwork is in good order and in a form acceptable to USL, then the total death benefit paid may be adjusted to limit the death benefit due to withdrawals. An Adjusted Purchase Payment Amount will be calculated on the date all paperwork is complete and in a form acceptable to USL, determined as follows:
A.	100% of Purchase Payments
–	(minus)
B.	Gross Withdrawals (see below) and any portion of Account Value applied under a Payout Option
Each “Gross Withdrawal” is calculated by multiplying the Adjusted Purchase Payment Amount by a fraction. The numerator of the fraction is the amount of the withdrawal plus any associated fees and charges. The denominator of the fraction is the Account Value immediately prior to the withdrawal. Thus, each Gross Withdrawal will proportionately reduce the Adjusted Purchase Payment Amount.
The Contract death benefit and the Adjusted Purchase Payment Amount are compared. The lesser amount is then compared to the Account Value, and the beneficiary will receive the greater of those two amounts.
During the Payout Period
If the Annuitant dies during the Payout Period, the Beneficiary may receive a death benefit depending on the payout option selected. The amount of death benefit will also depend on the payout option that you selected. The payout options available are described in the “Payout Period” section of this prospectus.
•
If the life only option or joint and survivor life option was chosen, there will be no death benefit.
•
If the life with guaranteed period option, life with cash or unit refund option or payment for a designated period option was chosen, and the entire amount guaranteed has not been paid, the Beneficiary may choose one of the following within 60 days after death benefits are payable:
1.
Receive the present value of any remaining payments in a lump sum; or
2.
Receive the remaining payments under the same terms of the guaranteed period option chosen by the deceased Annuitant; or
3.
Receive the present value of any remaining payments applied under the payment for a designated period option for a period equal to or shorter than the period remaining. Spousal Beneficiaries may be entitled to more favorable treatment under the Contract and/or under federal tax law, including additional permitted delays before beginning distributions, as well as being able to continue the Contract as their own and not as a beneficiary account.
Impact of the Deduction of Advisory Program Fees on Death Benefit
If you are participating in the Advisory Program and your Investment Adviser’s fee is deducted from your Contract, the deduction of the Advisory Program Fee may reduce the death benefit. The examples below assess the impact of the Advisory Program Fee on the Contract’s death benefit assuming an initial $100 deposit and no additional payments and no withdrawals.
1.
If, at the end of the year, the Contract value increases to $120 and you pay a $1 Advisory Program Fee, the Contract value is reduced to $119. If you die, your Contract’s death benefit is $119.
2.
If, at the end of the year, the Contract value decreases to $90 and you pay a $1 Advisory Program Fee, the Contract value is reduced to $89. However, the Advisory Program Fee will not reduce the death benefit which will be at least $100 (your premium payment) (or higher if you are younger than 70 at your death) due to the Death Benefit Contract guarantee.
Additional Information About Loans

The Contract offers a tax-free loan provision for tax-qualified contracts which gives you access to your money in the Fixed
Account Options (subject to a minimum loan amount of $1,000). The availability of loans is subject to federal and state government regulations, as well as your employer’s plan provisions and USL policy. Generally, one loan per account will be allowed. Under certain, specific circumstances, a maximum of two loans per account may be allowed. USL reserves the right to change this limit. We may charge a loan application fee if permitted under state law. Keep in mind that tax laws restrict withdrawals prior to age 59½ and a 10% tax penalty may apply (including on a loan that is not repaid).
Interest Charged for a Loan
For Contracts not governed by the requirements of ERISA, we charge an effective annual loan interest rate of up to 6%. For Contracts maintained under a plan subject to the requirements of ERISA, the interest rate we charge on a loan will be based on the Moody’s Corporate Bond Yield Average ending two months before the date that the interest rate is determined. The rate is determined each calendar quarter and applies for twelve months for new loans and for outstanding loans whose anniversaries occur in that quarter.
The Effects of a Loan on Account Value, Payout Payments and the Death Benefit
A loan, whether it is repaid or not, has a permanent effect on your Account Value. This effect occurs because the amounts borrowed are removed from your Fixed Account Options and placed in a guaranteed collateral account inside your Contract, which earns interest at a fixed rate. If the loan is not fully repaid, upon the beginning of the Payout Period, surrender, or death, then the cash value or the death benefit, as applicable, will be reduced by any foreclosure on the loan or any defaulted amount of the loan.
Other Contract Features

Changes That May Not Be Made
The following terms in the Contracts may not be changed once your account has been established:
•
The Contract Owner (except for an individual nonqualified Contract);
•
The Participant; and
•
The Annuitant.
Change of Beneficiary
The Beneficiary (if not irrevocable) may usually be changed at any time. Two or more Beneficiaries may be designated to receive separate percentage interests in the death benefits payable under the Contract. Each such Beneficiary may separately exercise the rights that a Beneficiary has under the Contract.
One or more contingent Beneficiaries may be designated. A contingent Beneficiary will receive benefits payable upon the Participant’s death if all of the primary Beneficiaries have died prior to the Participant. A contingent Beneficiary will have all of the same rights as a Beneficiary during the Purchase Period or Payout Period.
Under some retirement programs, the right to name a Beneficiary other than the spouse or change a Beneficiary is subject to approval by the spouse. Also, the right to name a Beneficiary other than the spouse may be subject to certain laws and regulations applicable to the plan.
If the Annuitant dies, and there is no Beneficiary, any death benefit will be payable to the Annuitant’s estate, except in the case of a nonqualified Contract where the Contract Owner and Annuitant are different, in which case the death benefit is paid to the Contract Owner or the Contract Owner’s estate.
If a Beneficiary dies prior to the Participant, that Beneficiary’s interest will be divided pro rata among the remaining named Beneficiaries.
If a Beneficiary dies while receiving payments, and there is no other Beneficiary to continue to receive payments, any amount still due will be paid to the Beneficiary’s estate.
Contingent Owner
The Contract Owner may name a contingent owner under an individual nonqualified Contract. During the Purchase Period, the contingent owner may be changed.
Cancellation — The “Free Look” Period
The Contract Owner of a group Contract (employer) or individual Contract Owner may cancel a Contract by returning it to the Company within 20 days after it is received. (A longer period will be allowed if required under state law.) See “Appendix B — State Contract Variability.” The “free look” does not apply to Participant certificates except in a limited number of states. We will allocate Purchase Payments as instructed during the “free look” period. To cancel the Contract, the Contract Owner must send a written request, in good order, for cancellation and return the Contract to us at the Annuity Service Center before the end of the “Free Look” period. A refund will be made to the Contract Owner within seven days after receipt of the Contract within the required period. Generally, the amount of the refund will be equal to all Purchase Payments received or, if more, the amount required under state law. If your Contract was issued in a state requiring return of Purchase Payments, and you cancel your Contract during the “free look” period, we return the greater of (1) your Purchase Payments; or (2) the Account Value on the day we receive your request in good order at the Annuity Service Center. The Contract will be void once we issue a refund.

We Reserve Certain Rights
We may amend the Contracts to comply with changes in federal tax, securities, or other laws. We may also make changes to the Variable Investment Options offered under the Contracts. For example, we may add new Variable Investment Options to expand the offerings for an asset class. We may stop accepting allocations and/or investments in a particular Variable Investment Option if the shares of the underlying Fund are no longer available for investment or if, for example, further investment would be inappropriate. We may move assets and re-direct future premium allocations from one Variable Investment Option to another in accordance with federal and state law and, in some cases, with SEC approval. The new Variable Investment Option offered may have different fees, expenses, objectives, strategies and risks.
We may restrict your ability to combine Contracts and may modify or suspend or impose additional or different conditions with respect to options available under the Contracts, as may be allowed by federal or state law. We will not make any changes to the Contracts without Contract Owner and /or Participant (as applicable) permission except as may be allowed by federal or state law. We may add endorsements to the Contracts that would apply only to new Contract Owners and Participants after the effective date of the changes. These changes would be subject to approval by the Company and may be subject to approval by the SEC.
We reserve the right to operate the Separate Account as a management investment company under the applicable securities laws, and to deregister the Separate Account under applicable securities laws, if registration is no longer required.
We reserve the right to close one or more of the Fixed Account Options to deposits or transfers, and to transfers among the Variable Investment Options, with advance written notice. We may make the Fixed Account Options available or close the Fixed Account Options as frequently as we determine at any point in time while the Contract is in force, provided we give advance written notice in each case.
Relationship to Employer's Plan
If the Contract is being offered under a retirement plan through your employer, you should always refer to the terms and conditions in your employer’s plan when reviewing the description of the Contracts in this prospectus.
Voting Rights

As discussed in the “About USL Separate Account RS” section of this prospectus, the Separate Account holds, on your behalf, shares of the Mutual Funds that comprise the Variable Investment Options. From time to time, the Funds may be required to hold a shareholder meeting to obtain approval from their shareholders for certain matters.
Who May Give Voting Instructions
During the Purchase Period, subject to any contrary provisions in the plan, the Contract Owner, Participant, or Beneficiary will have the right to give voting instructions to the Separate Account for the shareholder meetings, except as noted below. Proxy material and a form on which voting instructions may be given before the shareholder meeting is held will be mailed in advance of any shareholder meeting. Please vote each card received.
Participants in a nonqualified unfunded deferred compensation plan will not have the right to give voting instructions.
Determination of Fund Shares Attributable to Your Account
During the Purchase Period
The number of Fund shares attributable to your account will be determined on the basis of the Purchase Units credited to your account on the record date set for the Fund shareholder meeting.
During the Payout Period or after a Death Benefit Has Been Paid
The number of Fund shares attributable to your account will be based on the liability for future variable annuity payments to the payees on the record date set for the Fund shareholder meeting.
How Fund Shares Are Voted
The Separate Account will vote all of the shares of the Funds it holds based on, and in the same proportion as, the instructions given by all Participants invested in that Fund entitled to give instructions at that shareholder meeting. The Separate Account will vote the shares of the Funds it holds for which it receives no voting instruction in the same proportion as the shares for which voting instructions have been received. One effect of proportional voting is that a small number of Contract Owners may determine the outcome of a vote. In the future, we may decide how to vote the shares of the Separate Account in a different manner if permitted at that time under federal securities law.
In the event that shares of a Fund are owned by USL or an affiliated insurance company for their own benefit, such shares will be voted proportionally based on instructions received from Contract Owners.

Federal Tax Matters

The Contracts generally provide tax-deferred accumulation over time, but may be subject to certain federal income and excise taxes, mentioned below. Refer to the SAI for further details. Section references are to the Code. We do not attempt to describe any potential estate or gift tax, or any applicable state, local or foreign tax law other than possible premium taxes mentioned under “Premium Tax Charge.” Discussions regarding the tax treatment of any annuity contract or retirement plans and programs are intended for general purposes only and are not intended as tax advice, either general or individualized, nor should they be interpreted to provide any predictions or guarantees of a particular tax treatment. Such discussions generally are based upon the Company’s understanding of current tax rules and interpretations, and may include areas of those rules that are more or less clear or certain. Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have retroactive effect as well. You should seek competent tax or legal advice, as you deem necessary or appropriate, regarding your own circumstances.
Types of Plans
Tax rules vary, depending on whether the Contract is offered under your employer’s tax-qualified retirement program or is instead a nonqualified Contract. The Contracts are used under many types of retirement arrangements, including the following:
•
Section 403(b) annuities for employees of public schools, community colleges, colleges and universities, and other section 501(c)(3)
tax-exempt organizations;
•
Section 401(a), 403(a) and 401(k) qualified plans (including plans for self-employed individuals);
•
Section 457 deferred compensation plans of governmental and tax-exempt employers;
•
Section 408(k) SEPs; and
•
Section 408(p) SIMPLE retirement accounts.
Contributions under any of these retirement arrangements generally must be made to a qualifying annuity Contract or to a qualifying trust or custodial account, in order for the contributions to receive favorable tax treatment as pre-tax (or Roth) contributions. Contracts purchased under these retirement arrangements generally are referenced in this document as “Qualified Contracts.”
Note that the specific terms of the governing employer plan may limit a participant’s rights and options otherwise available under a Contract. In addition, changes in the applicable laws or regulations may impose additional limitations or may require changes to the contract to maintain its status as a Qualified Contract.
In addition, the Contracts may be used as “Nonqualified Contracts.” Such nonqualified Contracts may be used to “informally” fund nonqualified deferred compensation plans, or they may serve as individual annuity contracts or certificates issued outside of the context of any formal employer-sponsored retirement plan or arrangement. Nonqualified Contracts generally may invest only in Fixed Account Options and in mutual funds that are not available to the general public outside of annuity contracts or life insurance contracts (note, life insurance is an example only and is not otherwise addressed herein). The restriction on including publicly available funds in nonqualified annuity contracts results from a longstanding IRS position articulated in a 1981 Revenue Ruling and added to the Code in 1984. The restriction generally does not apply to Qualified Contracts, as confirmed by the IRS in 1999 guidance.
Tax Consequences in General
Purchase Payments, distributions, withdrawals, transfers and surrender of a Contract can each have a tax effect, which varies with the governing retirement arrangement. Please refer to the detailed explanation in the SAI, the documents (if any) controlling the retirement arrangement through which the Contract is offered, and your personal tax advisor.
Purchase Payments under the Contracts can be made as contributions by employers or as pre-tax or after-tax contributions by employees, depending on the type of retirement program. Purchase Payments also can be made outside of an employer-sponsored retirement program (e.g., a non-qualified deferred annuity contract). After-tax Purchase Payments, including after-tax employee contributions, generally constitute “investment in the Contract.” All Qualified Contracts receive deferral of tax on the inside build-up of earnings on invested Purchase Payments, until a distribution occurs. See the SAI for a discussion of the taxation of distributions, including upon death, and special rules, including those applicable to non-natural owners of nonqualified Contracts.
Transfers among investment options within a variable annuity Contract generally are not taxed at the time of such a transfer. However, in 1986, the IRS indicated that limitations might be imposed with respect to either the number of investment options available within a Contract, or the frequency of transfers between investment options, or both, in order for the Contract to be treated as an annuity Contract for federal income tax purposes. If imposed, USL can provide no assurance that such limitations would not be imposed on a retroactive basis to Contracts issued under this prospectus. However, USL has no present indications that the IRS intends to impose such limitations, or what the terms or scope of those limitations might be. In addition, based upon published guidance issued by the IRS in 1999, it appears likely that such limitations, if imposed, would only apply to nonqualified Contracts.
Distributions are taxed differently depending on the program through which the Contracts are offered and the previous tax characterization of the contributions to which the distribution relates. Generally, the portion of a distribution that is not considered a return of investment in the Contract is subject to income tax. For annuity payments, investment in the Contract is recovered ratably over the expected payout period. Special recovery rules might apply in certain situations. Non-periodic payments such as partial withdrawals and full surrenders during the Purchase Period are referred to as “amounts not received as an annuity” in the Code. These types of payments are generally taxed to the extent of any gain existing in the Contract at the time of withdrawal.
Amounts subject to income tax may also incur excise or penalty taxes, under certain circumstances. Generally, as more fully discussed in the SAI, taxable distributions received before you attain age 59½ are subject to a 10% penalty tax in addition to regular income tax, unless you make a rollover, in the case of a Qualified Contract, to another tax-deferred investment vehicle or meet certain exceptions. Note that a distribution from a 457(b) plan is not subject to the 10% tax penalty. And, if you have to report the distribution as ordinary income, you may need to make an estimated tax payment by the due date for the quarter in which you received the distribution, depending on the amount of federal tax withheld from the distribution. When calculating your tax liability to determine whether you need to make an estimated tax payment, your total tax for the year should also include the amount of the 10% additional tax on early distributions unless an exception applies. Amounts eligible for grandfathered status afforded to pre-1982 accounts might be exempt from the 10% early withdrawal penalty. The SAI lists a number of additional exceptions to the 10% early withdrawal penalty. Please consult with your tax advisor concerning these exceptions, tax reporting, and the tax-related effects of an early distribution. Required tax withholding will vary according to the type of program, type of payment and your tax status. In addition, amounts received under all Contracts may be subject to state income tax withholding requirements.
In addition, distributions from certain contracts may be subject to a 3.8% tax on net investment income on investment income in excess of applicable thresholds for Modified Adjusted Gross Income (“MAGI”; $250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the applicable MAGI threshold will be required to pay this tax on net investment income in excess of that threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person (see final paragraph in this section). This tax generally does not apply to Qualified Contracts; however, taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement (SECURE) Act was signed into law as part of larger appropriations legislation. Additionally, the
SECURE 2.0 Act of 2022 (SECURE 2.0) was passed on December 29, 2022. The SECURE and SECURE 2.0 Acts include many provisions affecting Qualified Contracts, including:
•
an increase in the age at which required minimum distributions (RMDs) generally must commence. The updated RMD ages are:
○
Age 73 if you were born January 1, 1951 or later
○
Age 72 if you were born on or after July 1, 1949 and before January 1, 1951
○
Age 70½ if you were born before July 1, 1949
The RMD age is due to increase to age 75 after December 31, 2032.
•
new limitations on the period for beneficiary distributions following the death of the plan participant or IRA owner (when the death occurs on or after January 1, 2020);
•
elimination of the age 70½ restriction on IRA contributions for tax years beginning in 2020 (combined with an offset to the amount of eligible qualified charitable distributions (QCDs) by the amount of post-70½ IRA contributions);
•
new exceptions to the 10% additional tax on early distributions, for the birth or adoption of a child, which also became an allowable plan distribution event (starting in 2020) for terminal illness and for eligible distributions for domestic abuse victims (starting in 2024);
•
expansion of distribution and loan rules (including loan repayment) for qualified disaster recovery distributions from certain employer-sponsored retirement plans and IRAs; and,
•
a reduction of the earliest permissible age for in-service distributions from pension plans and governmental Section 457 plans to 59½, starting in 2020.
Some provisions in these acts are subject to the terms of an employer’s retirement plan.
The foregoing is not an exhaustive list. The SECURE and SECURE 2.0 Acts included many additional provisions affecting Qualified Contracts. Additionally, on February 23, 2022, the IRS and Treasury Department released proposed regulations under Code section 401(a)(9). The proposed regulations include proposed updates for the RMD changes made by the SECURE Act.
In 2019 the IRS issued multiple letter rulings to individual insurance companies recognizing the ability, in specific circumstances, to treat the payment of investment advisory fees to an investment advisor out of nonqualified contracts as non-taxable withdrawals from the contracts. IRS letter rulings generally may only be relied upon by the party to whom they are issued.
USL obtained such a Private Letter Ruling. However, USL only administers the terms of the Private Letter Ruling for the GPS Portfolio Manager Program, which are offered through VFA, our affiliate. Accordingly, the description below only applies to such programs.  This means if you participate in a third-party Advisory Program and VFA is not your Investment Adviser, partial withdrawals, including Investment Adviser fees, taken from a non-qualified individual contract will be considered distributions or withdrawals for tax purposes and will be treated as a taxable distribution. Under the terms of USL’s Private letter Ruling obtained in September 2020, the Advisory Agreement with the Investment Adviser must provide that the Investment Adviser will help you select investment options for the Contract. Advisory Program Fees for such services must not exceed an annual rate of 1.50% of the Contract’s cash value for the period to which the Advisory Program Fees relate. The Contract owner is solely liable for the fees. The Advisory Program Fees may not constitute compensation to the Adviser for servicers related to any assets other than the Contract. The Advisory Program Fees are an expense of the Contract and not a distribution to you as the owner. Any payment of advisory fees inconsistent which such requirements may be treated as withdrawals for tax purposes by the Company and/or by the IRS. Notwithstanding tax treatment of Advisory Program Fees by the Company, federal and/or state taxing authorities could determine that such fees should be treated as taxable withdrawals. In such circumstances any expenses prior to your attainment of age 59½ could result in a 10% early withdrawal penalty tax in addition to income tax.
Investment earnings on contributions to nonqualified Contracts that are owned by non-natural persons (except for trusts or other entities as agent for a natural person) will be taxed currently to the Contract Owner and such Contracts will not be treated as annuities for federal income tax purposes.
Important Information Regarding 403(b) Regulations
On July 26, 2007, the Department of the Treasury published final 403(b) regulations that became largely effective on January 1, 2009. These comprehensive regulations include several rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.
In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to the contract on or after September 24, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer’s 403(b) plan upon its establishment, but no later than by January 1, 2009.
The rules in the final regulations generally do not affect a participant’s ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer’s plan.
As a general matter, many Contracts that have received plan contributions after 2004, and all Contracts that have received plan contributions after 2008, are required to be included in the plan and in the plan’s administrative coordination, even if the investment provider and the Contract are no longer permitted to receive new contributions and/or transfers. However, IRS guidance generally permits a plan sponsor to exclude a Contract where the plan sponsor has otherwise made a good faith effort to include the Contract issued by a provider that ceased to receive contributions prior to January 1, 2009, as well as such Contracts maintained by certain former employees. You should be aware, however, that some rules governing contracts inside and outside of the plan after 2008 are subject to different interpretations, as well as possible additional IRS guidance. In addition, a Contract maintained under a plan subject to the requirements of ERISA may be required to be included in the plan regardless of whether it remains eligible to receive contributions after a specified date. The foregoing discussion is intended as a general discussion of the requirements only, and you may wish to discuss the requirements of the regulations and/or the general information above with your tax advisor.
Legal Proceedings

There are no pending legal proceedings affecting the Separate Account. Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, subpoenas, investigations, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations, investigations and inquiries involving the Company, the Company believes that none of these matters will have a material adverse effect on the ability of the principal underwriter to perform its contract with the Separate Account or of the Company to meet its obligations under the variable annuity contracts.

Various lawsuits against the Company have arisen in the ordinary course of business. As of the date of this prospectus, the Company believes that none of these matters will have a material adverse effect on the ability of the principal underwriter to perform its contract with the Separate Account or of the Company to meet its obligations under the variable annuity contracts.
Financial Statements

Information about the financial statements of the Company and the Separate Account are included in the SAI. Instructions for obtaining the SAI can be found on the back cover of this prospectus. We encourage both existing and prospective contract owners to read and understand the financial statements.

Appendix A — Funds Available Under the Contract

The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.corebridgefinancial.com/rs/prospectus-and-reports/annuities. You can also request this information at no cost by calling 1-800-448-2542. Refer to your employer’s retirement program documents for a list of the employer-selected Variable Investment Options and any limitations on the number of Variable Investment Options you may choose. All Funds may not be available for all plans or Contracts.
The current expenses and performance information below reflect fees and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge, such as Platform Charges. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type	Fund – Share Class Adviser/Sub-Adviser[1]	Current Expenses	Platform Charge[6]	Current Expenses + Platform Charge	Average Annual Total Returns (as of Dec. 31, 2023)
					1 Year	5 Year	10 Year (or life of fund)
Domestic Large-Cap Equity	American Beacon Man Large Cap Growth Fund[3,5] – Investor Class Adviser: American Beacon Advisors, Inc. Sub-Adviser: Numeric Investors LLC	1.09%	None	1.09%	31.01%	15.58%	12.22%*
	Systematic Growth Fund[2,5] Adviser: VALIC Sub-Advisers: Goldman Sachs Asset Management, L.P. and Wellington Management Company LLP	0.65%	None	0.65%	44.81%	12.46%	11.81%
	Capital Appreciation Fund[2] Adviser: VALIC Sub-Adviser: Columbia Management Investment Advisers, LLC	0.77%	None	0.77%	41.16%	16.74%	12.26%
	Dividend Value Fund[2,5] Adviser: VALIC Sub-Advisers: BlackRock Investment Management, LLC and ClearBridge Investments, LLC	0.68%	None	0.68%	12.56%	9.97%	8.15%
	Growth Fund[2,5] Adviser: VALIC Sub-Advisers: BlackRock and SunAmerica Asset Management, LLC (an affiliate of VALIC due to common ownership)	0.62%	None	0.62%	46.94%	16.27%	12.40%
	Large Capital Growth Fund[2] Adviser: VALIC Sub-Adviser: Massachusetts Financial Services Company	0.70%	None	0.70%	23.93%	16.70%	12.73%
	Nasdaq-100® Index Fund[2,5] Adviser: VALIC Sub-Adviser: SunAmerica	0.43%	None	0.43%	54.49%	22.00%	17.26%
	Stock Index Fund[2,5] Adviser: VALIC Sub-Adviser: SunAmerica	0.23%	None	0.23%	25.80%	15.32%	11.67%
	Systematic Core Fund[2,5] Adviser: VALIC Sub-Adviser: Goldman Sachs	0.64%	None	0.64%	24.03%	15.42%	11.47%
	Systematic Value Fund[2,5] Adviser: VALIC Sub-Adviser: Wellington Management	0.65%	None	0.65%	11.19%	10.31%	7.52%
	U.S. Socially Responsible Fund[2] Adviser: VALIC Sub-Adviser: SunAmerica	0.36%	None	0.36%	21.70%	14.36%	11.20%
	Vanguard Windsor II Fund[3] – Investor Shares Advisers: Aristotle Capital Management, LLC; Hotchkis and Wiley Capital Management, LLC; Lazard Asset Management LLC; and Sanders Capital, LLC	0.34%	0.25%	0.59%	20.98%	14.87%	10.05%

Type	Fund – Share Class Adviser/Sub-Adviser[1]	Current Expenses	Platform Charge[6]	Current Expenses + Platform Charge	Average Annual Total Returns (as of Dec. 31, 2023)
					1 Year	5 Year	10 Year (or life of fund)
Domestic Mid- Cap Equity	Ariel Appreciation Fund[3] – Investor Class Adviser: Ariel Investments, LLC	1.13%	None	1.13%	10.62%	10.28%	6.32%
	Mid Cap Strategic Growth Fund[2] Adviser: VALIC Sub-Advisers: Janus Henderson Investors US LLC and Voya Investment Management Co. LLC	0.74%	None	0.74%	22.41%	15.16%	10.39%
	Mid Cap Value Fund[2] Adviser: VALIC Sub-Advisers: Boston Partners Global Investors, Inc. d/b/a Boston Partners and Wellington Management	0.82%	None	0.82%	16.98%	13.01%	7.97%
	Mid Cap Index Fund[2] Adviser: VALIC Sub-Adviser: SunAmerica	0.35%	None	0.35%	15.94%	12.21%	8.92%
Domestic Small- Cap Equity	Ariel Fund[3] – Investor Class Adviser: Ariel	0.99%	None	0.99%	15.81%	10.95%	7.54%
	Small Cap Growth Fund[2,5] Adviser: VALIC Sub-Advisers: American Century Investment Management, Inc. and T. Rowe Price Associates, Inc.	0.87%	None	0.87%	14.28%	10.05%	8.78%
	Small Cap Index Fund[2,5] Adviser: VALIC Sub-Adviser: SunAmerica	0.37%	None	0.37%	16.35%	9.57%	6.88%
	Small Cap Special Values Fund[2] Adviser: VALIC Sub-Adviser: Allspring Global Investments, LLC	1.07%	None	1.07%	19.14%	11.68%	8.30%
	Small Cap Value Fund[2,5] Adviser: VALIC Sub-Adviser: JPMIM	0.81%	None	0.81%	12.79%	9.98%	6.23%
Global Equity (International and Domestic)	Global Strategy Fund[2,5] Adviser: VALIC Sub-Advisers: Franklin Advisers, Inc. and Brandywine Global Investment Management LLC	0.65%	None	0.65%	15.60%	3.53%	2.38%
	International Socially Responsible Fund[2,5] Adviser: VALIC Sub-Adviser: SunAmerica	0.58%	None	0.58%	18.35%	8.68%	6.96%
International Equity	Emerging Economies Fund[2] Adviser: VALIC Sub-Adviser: BlackRock	0.95%	None	0.95%	12.11%	3.30%	1.89%
	International Equities Index Fund[2,5] Adviser: VALIC Sub-Adviser: SunAmerica	0.43%	None	0.43%	17.25%	7.70%	3.95%
	International Growth Fund[2,5] Adviser: VALIC Sub-Advisers: MSIM and Morgan Stanley Investment Management Co.	0.81%	None	0.81%	17.66%	9.54%	5.62%
	International Opportunities Fund[2,5] Adviser: VALIC Sub-Advisers: Invesco Advisers, Inc. and Wellington Management	1.00%	None	1.00%	14.28%	6.22%	4.75%
	International Value Fund[2,5] Adviser: VALIC Sub-Advisers: Goldman Sachs and Columbia Management Investment Advisers, LLC	0.78%	None	0.78%	14.38%	5.91%	1.64%

Type	Fund – Share Class Adviser/Sub-Adviser[1]	Current Expenses	Platform Charge[6]	Current Expenses + Platform Charge	Average Annual Total Returns (as of Dec. 31, 2023)
					1 Year	5 Year	10 Year (or life of fund)
Specialty	Global Real Estate Fund[2] Adviser: VALIC Sub-Advisers: Duff & Phelps Investment Management Co. and MFS	0.91%	None	0.91%	10.01%	3.15%	3.66%
	Invesco Balanced-Risk Commodity Strategy Fund[3,5] – Class R5 Adviser: Invesco Advisers, Inc.	1.15%	None	1.15%	-3.13%	7.08%	0.24%
	Science & Technology Fund[2,5] Adviser: VALIC Sub-Advisers: BlackRock and Voya	0.91%	None	0.91%	55.79%	18.42%	15.69%

Type	Fund – Share Class Adviser/Sub-Adviser[1]	Current Expenses	Platform Charge[6]	Current Expenses + Platform Charge	Average Annual Total Returns (as of Dec. 31, 2023)
					1 Year	5 Year	10 Year (or life of fund)
Hybrid (Equity and Fixed Income)	Aggressive Growth Lifestyle Fund[2,5] Adviser: VALIC Sub-Adviser: JPMIM	0.58%	None	0.58%	17.04%	9.69%	6.61%
	Asset Allocation Fund[2,5] Adviser: VALIC Sub-Adviser: JPMIM	0.65%	None	0.65%	18.34%	8.27%	5.61%
	Conservative Growth Lifestyle Fund[2,5] Adviser: VALIC Sub-Adviser: JPMIM	0.62%	None	0.62%	11.24%	5.86%	4.15%
	Dynamic Allocation Fund[2,5] Adviser: VALIC Sub-Advisers: AllianceBernstein L.P. and SunAmerica	0.84%	None	0.84%	13.32%	6.93%	5.02%
	Moderate Growth Lifestyle Fund[2,5] Adviser: VALIC Sub-Adviser: JPMIM	0.58%	None	0.58%	14.09%	8.46%	5.91%
	T. Rowe Price Retirement 2015 Fund[3] – Advisor Class Adviser: T. Rowe Price	0.75%	None	0.75%	12.71%	6.74%	5.28%
	T. Rowe Price Retirement 2020 Fund[3] – Advisor Class Adviser: T. Rowe Price	0.77%	None	0.77%	13.17%	7.38%	5.78%
	T. Rowe Price Retirement 2025 Fund[3] – Advisor Class Adviser: T. Rowe Price	0.79%	None	0.79%	14.33%	8.17%	6.33%
	T. Rowe Price Retirement 2030 Fund[3] – Advisor Class Adviser: T. Rowe Price	0.81%	None	0.81%	16.02%	8.98%	6.85%
	T. Rowe Price Retirement 2035 Fund[3] – Advisor Class Adviser: T. Rowe Price	0.84%	None	0.84%	17.83%	9.77%	7.31%
	T. Rowe Price Retirement 2040 Fund[3] – Advisor Class Adviser: T. Rowe Price	0.85%	None	0.85%	19.27%	10.41%	7.69%
	T. Rowe Price Retirement 2045 Fund[3] – Advisor Class Adviser: T. Rowe Price	0.86%	None	0.86%	20.17%	10.90%	7.94%
	T. Rowe Price Retirement 2050 Fund[3] – Advisor Class Adviser: T. Rowe Price	0.88%	None	0.88%	20.49%	10.98%	7.98%
	T. Rowe Price Retirement 2055 Fund[3] – Advisor Class Adviser: T. Rowe Price	0.89%	None	0.89%	20.48%	10.93%	7.95%
	T. Rowe Price Retirement 2060 Fund[3] – Advisor Class Adviser: T. Rowe Price	0.89%	None	0.89%	20.44%	10.93%	7.72%*
	Vanguard LifeStrategy Conservative Growth Fund[3,4] – Investor Shares Adviser: The Vanguard Group, Inc.	0.12%	0.25%	0.37%	12.48%	5.52%	4.77%
	Vanguard LifeStrategy Growth Fund[3,4] – Investor Shares Adviser: Vanguard	0.14%	0.25%	0.39%	18.55%	9.83%	7.36%
	Vanguard LifeStrategy Moderate Growth Fund[3,4] – Investor Shares Adviser: Vanguard	0.13%	0.25%	0.38%	15.49%	7.68%	6.09%
	Vanguard Wellington Fund[3] – Investor Shares Adviser: Wellington Management	0.26%	0.25%	0.51%	14.33%	9.58%	7.88%

Type	Fund – Share Class Adviser/Sub-Adviser[1]	Current Expenses	Platform Charge[6]	Current Expenses + Platform Charge	Average Annual Total Returns (as of Dec. 31, 2023)
					1 Year	5 Year	10 Year (or life of fund)
Fixed Income	Core Bond Fund[2] Adviser: VALIC Sub-Advisers: PineBridge Investments LLC and JPMIM	0.48%	None	0.48%	6.51%	1.70%	1.96%
	Goldman Sachs VIT Government Money Market Fund[5] – Institutional Shares Adviser: Goldman Sachs	0.18%	None	0.18%	5.05%	1.82%	1.19%
	Government Securities Fund[2] Adviser: VALIC Sub-Adviser: JPMIM	0.60%	None	0.60%	4.21%	0.53%	1.27%
	High Yield Bond Fund[2,5] Adviser: VALIC Sub-Adviser: Wellington Management	0.68%	None	0.68%	13.14%	5.28%	4.22%
	Inflation Protected Fund[2,5] Adviser: VALIC Sub-Adviser: Wellington Management	0.59%	None	0.59%	4.09%	3.05%	2.13%
	International Government Bond Fund[2] Adviser: VALIC Sub-Adviser: PineBridge	0.81%	None	0.81%	5.98%	0.04%	0.65%
	Vanguard Long-Term Investment-Grade Fund[3] – Investor Shares Advisers: Wellington Management and Vanguard	0.21%	None	0.21%	9.27%	1.96%	3.75%
	Vanguard Long-Term Treasury Fund[3] – Investor Shares Adviser: Vanguard	0.20%	None	0.20%	3.31%	-1.32%	2.21%
* Average Annual Total Returns is since inception of the Fund.
1 The following adviser/sub-adviser abbreviations are used in this table:
•
Allspring – Allspring Global Investments, LLC
•
Ariel – Ariel Investments, LLC
•
BlackRock – BlackRock Investment Management, LLC
•
Goldman Sachs – Goldman Sachs Asset Management, L.P.
•
JPMIM – J.P. Morgan Investment Management Inc.
•
MFS – Massachusetts Financial Services Company
•
MSIM – Morgan Stanley Investment Management Inc.
•
PineBridge – PineBridge Investments LLC
•
SunAmerica – SunAmerica Asset Management, LLC (an affiliate of USL due to common ownership)
•
T. Rowe Price – T. Rowe Price Associates, Inc.
•
VALIC – The Variable Annuity Life Insurance Company
•
Vanguard – The Vanguard Group, Inc.
•
Voya – Voya Investment Management Co. LLC
•
Wellington Management – Wellington Management Company LLP
2 A VALIC Company I Fund.
3 A Public Fund. If your Contract is a tax-deferred nonqualified annuity that is not part of your employer’s retirement plan, the Variable Investment Options that are invested in Mutual Funds available to the public outside of annuity contracts, life insurance contracts, or certain employer-sponsored retirement plans (“Public Funds”) will not be available within your Contract.
4 The Vanguard LifeStrategy Funds’ board of trustees allocates each Fund’s assets among the underlying funds based on the Fund’s investment objective and policies. The board may change these allocations from time to time without shareholder approval. The investment adviser to the underlying funds is Vanguard.

5 This Fund is subject to an expense reimbursement or fee waiver arrangement resulting in a temporary expense reduction. See the Fund prospectus for additional information.
6 A Platform Charge may only be increased to the extent that the Base Contract Expense plus the Platform Charge does not exceed 0.65%.
7 The Contract is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Contract. The Corporations make no representation or warranty, express or implied to the owners of the Contract or any member of the public regarding the advisability of investing in securities generally or in the Contract particularly, or the ability of the Nasdaq 100 to track general stock market performance. The Corporations' only relationship to the Company (“Licensee”) is in the licensing of the Nasdaq® and certain trade names of the Corporations and the use of the Nasdaq 100 which is determined, composed, and calculated by Nasdaq without regard to Licensee or the Contract. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Contract into consideration in determining, composing, or calculating the Nasdaq 100. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Contract to be issued or in the determination or calculation of the equation by which the Contract is to be converted into cash. The Corporations have no liability in connection with the administration, marketing, or trading of the Contract.
THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF NASDAQ 100 OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE CONTRACT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Appendix B — State Contract Variability

Prospectus	Provision Availability or Variation	Issue State
Free Look	Free Look period is 20 days or 30 days if this is a replacement. The Free Look amount is the return of all purchase payments allocated to the contract.	Alaska
Free Look	The Free Look period is 21 days and the amount is calculated as the value of your Contract plus fees and charges on the day we receive your request in good order at the Annuity Service Center.	Florida
Free Look	The Free Look period is 20 days.	Idaho
Free Look	The Free Look amount is calculated as the value of your Contract plus fees and charges on the day we received your request in good order at the Annuity Service Center.	Minnesota Missouri
Free Look
The Free Look period is 20 days. The Free Look amount is the purchase payments made to the fixed interest options and the accumulation value of the variable options on the day the contract is returned. The
Free Look period is 60 days for a replacement.
New York
Surrender Charge
For Contracts issued to individuals in the State of Oregon, no surrender charge will be applied to withdrawals if your account has been in effect for 10 years or longer. In addition, we will treat funds withdrawn from such Contract, when such funds are subject to surrender charges, as attributable to
Purchase Payments withdrawn on a first-in-first out basis. The amount of the surrender charge for such
Contracts will be the lessor of: five percent (5%) of the amount withdrawn which is attributable to Purchase
Payments received during the most recent 60 months; or five percent (5%) of the total amount withdrawn.
Oregon
B-1

The Statement of Additional Information (SAI) contains additional information about the Contract, the Company, and the Separate Account, including financial statements. The SAI is dated the same date as this prospectus, and the SAI is incorporated by reference into this prospectus. You may request a free copy of the SAI or submit inquiries by:
•
Mailing: Annuity Service Center, P.O. Box 15648, Amarillo, Texas 79105
•
Calling: 1-800-448-2542
•
Visiting: www.corebridgefinancial.com/rs/prospectus-and-reports/annuities
You may also obtain reports and other information about the Separate Account on the SEC’s website at www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
EDGAR Contract Identifier: C0000xxxxxTBD
© 2024 Corebridge Financial, Inc.
All Rights Reserved.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This registration statement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
USL SEPARATE ACCOUNT RS
UNITS OF INTEREST UNDER GROUP AND INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACTS WITH FIXED FUNDING
PORTFOLIO DIRECTOR® NY

Series 1.60 to 12.60

STATEMENT OF ADDITIONAL INFORMATION

[April 28, 2025]
This Statement of Additional Information (“SAI”) is not a prospectus but contains information in addition to that set forth in the prospectus for Portfolio Director dated [April 28, 2025] and should be read in conjunction with the prospectus. The terms used in this SAI have the same meaning as those set forth in the prospectus. A prospectus may be obtained free of charge by calling or writing The United States Life Insurance Company in the City of New York (the “Company”), at Retirement Services Center, P.O. Box 15648, Amarillo, Texas 79105; 1-800-448-2542. Prospectuses are also available on the internet at www.corebridgefinancial.com/rs/prospectus-and-reports/annuities.

2

General Information about the Contract

Flexible payment deferred annuity contracts (“Contracts”) are offered in connection with the prospectus to which this SAI relates. Under flexible payment Contracts, Purchase Payments generally are made until retirement age is reached. However, no Purchase Payments are required to be made after the first payment. Purchase Payments are subject to minimum payment requirements under the Contract. The Contracts are non-participating and will not share in any of the profits of the Company.

General Information and History about USL and the Separate Account

Information about USL and the Separate Account, including their dates and forms of organization, as well as a description of USL’s business and other information, can be found under “About USL” and “About USL Separate Account RS” in the section titled “General Information” of the prospectus.

Services

Not applicable.

Custodian

USL acts as custodian of the Separate Account. USL has custody of all assets and cash of the Separate Account and handles the collection of proceeds of shares of the Funds bought and sold by the Separate Account.

Additional Information regarding Federal Tax Matters

Note: Discussions regarding the tax treatment of any annuity contract or retirement plan and program are intended for general purposes only and are not intended as tax advice, either general or individualized, nor should they be interpreted to provide any predictions or guarantees of a particular tax treatment. Such discussions generally are based upon the Company’s understanding of current tax rules and interpretations, and may include areas of those rules that are more or less clear or certain. Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have retroactive effect as well. You should seek competent tax or legal advice, as you deem necessary or appropriate, regarding your own circumstances. We do not guarantee the tax status or treatment of your annuity.
This section summarizes the major tax consequences of contributions, payments, and withdrawals under the Contracts, during life and after death.
It is USL’s understanding, confirmed by Internal Revenue Service (‘‘IRS”) Revenue Procedure 99-44, that a Qualified Contract described in section 401(a), 403(a), 403(b), 408(b) or 408A of the Internal Revenue Code of 1986, as amended (‘‘Code” or “IRC”) does not lose its deferred tax treatment if Purchase Payments under the contract are invested in publicly available mutual funds. It is also the understanding of USL that for each other type of Qualified Contract an independent exemption provides tax deferral regardless of how ownership of the Mutual Fund shares might be imputed for federal income tax purposes.
Tax Consequences of Purchase Payments
403(b) Annuities. Purchase Payments made by section 501(c)(3) tax-exempt organizations and public educational institutions toward Contracts for their employees are excludable from the gross income of employees to the extent aggregate Purchase Payments do not exceed several competing tax law limitations on contributions. Separate limitations apply to employee elective deferrals, and to the total of employer contributions and to your voluntary and nonelective salary reduction contributions. Income tax exclusions generally do not apply to Roth 403(b) contributions, which are made on an after-tax basis; however, these contributions are included for purposes of applying limitations to the total of the contributions for the year. Roth 403(b) employee contributions will be referred to as elective deferrals, along with voluntary salary reduction contributions.
3

For 2024, your elective deferrals are generally limited to $23,000. If available under the terms of your employer-sponsored plan, individuals with 15 or more years of service with certain qualifying employers may be eligible to contribute up to an additional $3,000 in deferrals, subject to certain limitations based upon prior such contributions and contributions generally. In addition, age-based “catch-up” contributions of up to $7,500 are permitted for individuals who will be age 50 by the end of the 2024 calendar year. When applicable, the additional contribution for individuals with 15 or more years of service with the employer, and the age-based catch-up, may be used in the same year. However, the 15-year contribution must be applied first. Combined employer contributions, nonelective employee contributions and elective deferrals are generally limited to $69,000, or up to 100% of “includible compensation” as defined in the Code for 403(b) plans. The 15-year contributions and age-based catch-up contributions generally are in addition to these limitations. In addition, after 1988, employer contributions for highly compensated employees may be further limited by applicable nondiscrimination rules.
401(a)/(k) and 403(a) Qualified Plans. Purchase Payments made by an employer (or a self-employed individual) under a qualified pension, profit-sharing or annuity plan are excluded from the gross income of the employee. Purchase Payments made by an employee may be made on a pre-tax or an after-tax basis, depending on several factors, including whether the employer is eligible to establish a 401(k) or 414(h) contribution option, and whether the employer, if eligible to establish a 401(k) option, has established a Roth 401(k) option under the Plan. Starting in 2023, plans may permit an employee to designate employer matching or nonelective contributions as Roth contributions.
408(b) Individual Retirement Annuities (“408(b) IRAs” or “Traditional IRAs”). For 2024, annual tax-deductible contributions for 408(b) IRA Contracts are limited to the lesser of $7,000 or 100% of compensation ($8,000 if you are age 50 or older), and are generally fully deductible in 2024 only by individuals who:
(i)
are not active Participants in another retirement plan, and are not married;
(ii)
are not active Participants in another retirement plan, are married, and either (a) the spouse is not an active Participant in another retirement plan, or (b) the spouse is an active Participant, but the couple’s adjusted gross income is less than $230,000;
(iii)
are active Participants in another retirement plan, are unmarried, and have adjusted gross income of less than $77,000; or
(iv)
are active Participants in another retirement plan, are married, and have adjusted gross income of less than $123,000.
Active Participants in other retirement plans whose adjusted gross income exceeds the limits in (ii), (iii) or (iv) by less than $10,000 are entitled to make deductible 408(b) IRA contributions in proportionately reduced amounts. If a 408(b) IRA is established for a non-working spouse who has no compensation, the annual tax-deductible Purchase Payments for both spouses’ Contracts cannot exceed the lesser of $13,000 or 100% of the working spouse’s earned income, and no more than $6,500 may be contributed to either spouse’s IRA for any year. The $13,000 limit increases to $15,000 if both spouses are age 50 or older ($1,000 for each spouse age 50 or older).
You may be eligible to make nondeductible IRA contributions of an amount equal to the lesser of:
(i)
$7,000 ($8,000 if you are age 50 or older; $14,000 for you and your spouse’s IRAs, or $16,000 if you are both age 50 or older) or 100% of compensation; or
(ii)
your applicable IRA deduction limit.
You may also make contributions of eligible rollover amounts from other tax-qualified plans and contracts. See Tax-Free Rollovers, Transfers and Exchanges.
408A Roth Individual Retirement Annuities (“408A Roth IRAs” or “Roth IRAs”). For 2024, annual nondeductible contributions for 408A Roth IRA Contracts are limited to the lesser of $7,000 or 100% of compensation ($8,000 if you are age 50 or older), and a full contribution may be made only by individuals who:
(i)
are unmarried and have adjusted gross income of less than $146,000; or
(ii)
are married and filing jointly and have adjusted gross income of less than $230,000.
The available nondeductible 408A Roth IRA contribution is reduced proportionately to zero where modified AGI is between $230,000 and $240,000 for those who are married filing joint returns. No contribution may be made for those with modified AGI over $240,000. Similarly, the contribution is reduced for those who are single with modified AGI between $146,000 and $161,000, with no contribution for singles with modified AGI over $161,000. Similarly, individuals who are married and filing separate returns and whose modified AGI is over $10,000 may not make a contribution to a Roth IRA; a portion may be contributed for modified AGI between $0 and $10,000.
4

All contributions to 408(b) traditional IRAs and 408A Roth IRAs must be aggregated for purposes of the annual contribution limit.
457 Plans. A unit of a state or local government may establish a deferred compensation program for individuals who perform services for the government unit if permitted by applicable state (and/or local) laws. In addition, a non-governmental tax-exempt employer may establish a deferred compensation program for individuals who: (i) perform services for the employer, and (ii) belong to either a select group of management or highly compensated employees and/or are independent contractors.
This type of program allows eligible individuals to defer the receipt of compensation (and taxes thereon) otherwise presently payable to them. For 2024, if the program is an eligible deferred compensation plan (an “EDCP”), you and your employer may contribute (and defer tax on) the lesser of $23,000 or 100% of your “includible” compensation (compensation from the employer currently includible in taxable income). Additionally, catch-up deferrals are permitted in the final three years before the year you reach normal retirement age under the plan and, for governmental plans only, age-based catch-up deferrals up to $7,500 are also permitted for individuals age 50 or older. Generally, however, a participant cannot utilize both the catch-up in the three years before normal retirement age, and the age 50 catch-up, in the same year.
The employer uses deferred amounts to purchase the Contracts offered by this prospectus. For plans maintained by a unit of a state or local government, the Contract is generally held for the exclusive benefit of plan Participants, (although certain Contracts remained subject to the claims of the employer’s general creditors until 1999). For plans of non-governmental tax-exempt employers, the employee has no present ownership rights in the Contract and is entitled to payment only in accordance with the EDCP provisions and, where applicable, any trust under which the Contract may be held.
Simplified Employee Pension Plan (“SEP”). Employer contributions under a SEP are made to a separate individual retirement account or annuity established for each participating employee, and generally must be made at a rate representing a uniform percent of participating employees’ compensation. Employer contributions are excludable from employees’ taxable income. For 2024, the employer may contribute up to 25% of your eligible compensation or $69,000, whichever is less.
Through 1996, employees of certain small employers (other than tax-exempt organizations) were permitted to establish plans allowing employees to contribute pretax, on a salary reduction basis, to the SEP (known as SARSEPs). Such plans if established by December 31, 1996, may still allow employees to make these contributions. In 2024, the limit is $23,000. Additionally, you may be able to make higher contributions if you are age 50 or older, subject to certain conditions.
SIMPLE IRA. Employer and employee contributions under a SIMPLE IRA Plan are made to a separate individual retirement account or annuity for each employee. For 2024, employee salary reduction contributions cannot exceed $16,000. You may be able to make higher contributions if you are age 50 or older, subject to certain conditions. Employer contributions must be in the form of matching contribution or a nonelective contribution of a percentage of compensation as specified in the Code. Only employers with 100 or fewer employees can maintain a SIMPLE IRA plan, which must also be the only plan the employer maintains.
Nonqualified Contracts. Purchase Payments made under nonqualified Contracts, whether under an employer-sponsored plan or arrangement or independent of any such plan or arrangement, are neither excludible from the gross income of the Contract Owner nor deductible for tax purposes. However, any increase in the Purchase Unit value of a nonqualified Contract resulting from the investment performance of USL Separate Account RS is not taxable to the Contract Owner until received by him. Contract Owners that are not natural persons (except for trusts or other entities as agent for an individual), however, are currently taxable on any increase in the Purchase Unit value attributable to Purchase Payments made after February 28, 1986 to such Contracts.
Unfunded Deferred Compensation Plans. Private for-profit employers may establish unfunded nonqualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors. Certain arrangements of nonprofit employers entered into prior to August 16, 1986, and not subsequently modified, are also subject to the rules discussed below.
An unfunded deferred compensation plan is a bare contractual promise on the part of the employer to defer current wages to some future time. The assets invested in the Contract are owned by the employer and remain subject to the claims of the employer’s general creditors. Private for-profit employers that are not natural persons are currently taxable on any increase in the
5

Purchase Unit value attributable to Purchase Payments made on or after February 28, 1986 to such Contracts. Participants have no present right or vested interest in the Contract and are only entitled to payment in accordance with plan provisions.
Tax Consequences of Distributions
403(b) Annuities. Elective deferrals (including salary reduction amounts and Roth 403(b) contributions) accumulated after December 31, 1988, and earnings on such contributions, may not be distributed before one of the following:
(1)
attainment of age 59 ½;
(2)
severance from employment;
(3)
death;
(4)
disability;
(5)
qualifying hardship (hardship distributions are limited to salary reduction contributions only, exclusive of earnings thereon);
(6)
termination of the plan (if the plan sponsor meets the criteria of IRS guidance to terminate the plan);
(7)
birth or adoption of a child (subject to limitations).
(8)
qualified reservist distributions; and
(9)
distribution of lifetime income investments within a certain period.
Similar restrictions will apply to all amounts transferred from a Code section 403(b)(7) custodial account other than certain rollover contributions, except that pre-1989 earnings included in such amounts generally will be eligible for a hardship distribution.
A plan under which a 403(b) annuity is held may impose additional restrictions.
As a general rule, distributions are taxed as ordinary income to the recipient in accordance with Code section 72. However, three important exceptions to this general rule are:
(1)
distributions of Roth 403(b) contributions;
(2)
qualified distributions of earnings on Roth 403(b) contributions; and
(3)
other after-tax amounts in the Contract.
Distributions of Roth 403(b) contributions are tax-free. “Qualified” distributions of earnings on Roth 403(b) contributions made upon attainment of age 59 ½, upon death or disability, are tax-free as long as five or more years have passed since the first contribution to the Roth account or any Roth account under the employer’s Plan. Distribution of earnings that are non-qualified are taxed in the same manner as pre-tax contributions and earnings under the Plan. Generally, distributions of other after-tax contributions to the Contract are tax-free and earnings on them are taxed as ordinary income.
401(a)/(k) and 403(a) Qualified Plans. Distributions from Contracts purchased under qualified plans are taxable as ordinary income, except to the extent allocable to an employee’s after-tax contributions (investment in the Contract). If you or your Beneficiary receive a “lump sum distribution” (legally defined term), the taxable portion may be eligible for special 10-year income averaging treatment. Ten-year income averaging uses tax rates in effect for 1986, allows 20% capital gains treatment for the taxable portion of a lump sum distribution attributable to years of service before 1974, and is available if you were 50 or older on January 1, 1986. The distribution restrictions for 401(k) elective deferrals in Qualified Plans are generally the same as described for elective deferrals to 403(b) annuities except that for plan years beginning after December 31, 2018, earnings on elective deferrals may be included in qualified hardship distributions from 401(k) plans. The tax consequences of distributions from Qualified Plans are generally the same as described above for 403(b) annuities.
408(b) Traditional IRAs, SEPs and SIMPLE IRAs. Distributions are generally taxed as ordinary income to the recipient. Rollovers from a Traditional IRA to a Roth IRA, and conversions of a Traditional IRA to a Roth IRA, where permitted, are generally taxable in the year of the rollover or conversion. The taxable value of such a conversion may take into account the value of certain benefits under the Contract. Prior to 2010, individuals with adjusted gross income over $100,000 were generally ineligible for such conversions, regardless of marital status, as were married individuals who file separately. Beginning in 2010, such conversions are available without regard to income.
408A Roth IRAs. “Qualified” distributions upon attainment of age 59 ½, upon death or disability or for qualifying first-time homebuyer expenses are tax-free as long as five or more years have passed since the first contribution to the taxpayer’s first 408A
6

Roth IRA. Qualified distributions may be subject to state income tax in some states. Nonqualified distributions are generally taxable to the extent that the distribution exceeds Purchase Payments.
457 Plans. Amounts received from an EDCP are includible in gross income for the taxable year in which they are paid or, if a non- governmental tax-exempt employer, otherwise made available to the recipient.
Unfunded Deferred Compensation Plans. Amounts received are includible in gross income for the taxable year in which the amounts are paid or otherwise made available to the recipient.
Nonqualified Contracts. Partial redemptions from a nonqualified Contract purchased after August 13, 1982 (or allocated to post- August 13, 1982 Purchase Payments under a pre-existing Contract), generally are taxed as ordinary income to the extent of the accumulated income or gain under the Contract if they are not received as an annuity. Partial redemptions from a nonqualified Contract purchased before August 14, 1982 are taxed only after the Contract Owner has received all of his pre-August 14, 1982 investment in the Contract. The amount received in a complete redemption of a nonqualified Contract (regardless of the date of purchase) will be taxed as ordinary income to the extent that it exceeds the Contract Owner’s investment in the Contract. Two or more Contracts purchased from USL (or an affiliated company) by a Contract Owner within the same calendar year, after October 21, 1988, are treated as a single Contract for purposes of measuring the income on a partial redemption or complete surrender.
When payments are received as an annuity, the Contract Owner’s investment in the Contract is treated as received ratably and excluded ratably from gross income as a tax-free return of capital, over the expected payment period of the annuity. Individuals who begin receiving annuity payments on or after January 1, 1987 can exclude from income only their unrecovered investment in the Contract. Upon death prior to recovering tax-free their entire investment in the Contract, individuals generally are entitled to deduct the unrecovered amount on their final tax return.
Special Tax Consequences — Early Distribution
403(b) Annuities, 401(a)/(k) and 403(a) Qualified Plans, 408(b) Traditional IRAs, SEPs and SIMPLE IRAs. The taxable portion of distributions received before the recipient attains age 59 ½ generally are subject to a 10% penalty tax in addition to regular income tax. Distributions on account of the following generally are excepted from this penalty tax:
(1)
death;
(2)
disability;
(3)
separation from service after a Participant reaches age 55 (only applies to 403(b), 401(a)/(k), and 403(a) plans);
(4)
separation from service at any age if the distribution is in the form of substantially equal periodic payments over the life (or life expectancy) of the Participant (or the Participant and Beneficiary) for a period that lasts the later of five years or until the Participant attains age 59 ½;
(5)
distributions that do not exceed the employee’s tax-deductible medical expenses for the taxable year of receipt (without regard to whether deductions are itemized for the taxable year);
(6)
distributions to an alternate payee pursuant to a domestic relations order;
(7)
payments of up to $22,000 made in connection with federally-declared disasters;
(8)
qualifying distributions upon the birth or adoption of a child;
(9)
terminal illness;
(10)separation from service for (i) public safety employees of a governmental plan or (ii) firefighters, after age 50 or at least 25 years of service under the plan (only applies to 403(b), 401(a)/(k) and 403(a) plans); and
(11)payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers;
(12)starting in 2024, distributions to a domestic abuse victim.
Separation from service is not required for distributions from a Traditional IRA, SEP or SIMPLE IRA under (4) above. Certain distributions from a SIMPLE IRA within two years after first participating in the Plan may be subject to a 25% penalty, rather than a 10% penalty.
7

Currently, distributions from 408(b) IRAs on account of the following additional reasons are also excepted from the 10% penalty tax:
(1)
distributions up to $10,000 (in the aggregate) to cover costs of acquiring, constructing or reconstructing the residence of a first-time homebuyer;
(2)
distributions to cover certain costs of higher education: tuition, fees, books, supplies and equipment for the IRA owner, a spouse, child or grandchild;
(3)
distributions to cover certain medical care or long-term care insurance premiums, for individuals who have received federal or state unemployment compensation for 12 consecutive weeks; and
(4)
distributions of net income attributable to excess IRA contributions (subject to conditions).
Other exceptions may be applicable under certain circumstances.
408A Roth IRAs. Distributions, other than “qualified” distributions where the five-year holding rule is met, are generally subject to the same 10% penalty tax on amounts included in income as for other IRAs. Distributions of rollover or conversion contributions may be subject to a 10% penalty tax if the distribution of those contributions is made within five years of the rollover/conversion.
457 Plans. Distributions generally may be made under an EDCP prior to severance from employment only upon attainment of age 59 ½, for unforeseeable emergencies or for amounts under $5,000 for inactive Participants, and are includible in the recipient’s gross income in the year paid. Such distributions are not subject to the 10% early withdrawal penalty tax. The plan may impose additional restrictions on distributions.
Nonqualified Contracts. A 10% penalty tax applies to the taxable portion of a distribution received before age 59 ½ under a nonqualified Contract, unless the distribution is:
(1)
to a Beneficiary on or after the Contract Owner’s death;
(2)
upon the Contract Owner’s disability;
(3)
part of a series of substantially equal annuity payments for the life or life expectancy of the Contract Owner, or the lives or joint life expectancy of the Contract Owner and Beneficiary for a period lasting the later of 5 years or until the Contract Owner attains age 59 ½;
(4)
made under an immediate annuity contract; or
(5)
allocable to Purchase Payments made before August 14, 1982.
Special Tax Consequences — Required Distributions
403(b) Annuities. Generally, required minimum distributions are required to be distributed from pre-tax amounts accumulated under the Contract. The Code requires that RMDs during the lifetime of the Participant generally commence no later than April 1 of the calendar year following the later of the calendar year in which the Participant attains RMD age or the calendar year in which the Participant retires. The RMD ages are:
•
Age 73 if you were born January 1, 1951 or later.
•
Age 72 if you were born on or after July 1, 1949, and before January 1,1951.
•
Age 70½ if you were born before July 1,1949.
•
The RMD age is due to increase to age 75 after December 31, 2032.
Generally, the same minimum distributions requirements applied to Roth amounts accumulated under the Contract with respect to years starting prior to January 1, 2024. With respect to years starting after December 31, 2023, minimum distribution requirements do not apply to Roth amounts during the Contract Owner’s lifetime.
In general, the amounts of RMDs must be determined under the IRS’ Uniform Life Expectancy Table reflecting the joint life expectancy of the Participant and a Beneficiary not more than 10 years younger than the Participant, or if the Participant’s spouse is the sole Beneficiary and is more than 10 years younger than the Participant, their joint and last survivor life expectancy. Different RMD rules apply to Contracts that are annuitized. A penalty tax of 50% is imposed on the amount by which the minimum required distribution in any year exceeds the amount actually distributed in that year.
8

Amounts accumulated under a Contract on December 31, 1986 may be paid in a manner that meets the above rule or, alternatively:
(i)
must begin to be paid when the Participant attains age 75 or retires, whichever is later; and
(ii)
the present value of payments expected to be made over the life of the Participant, (under the option chosen) must exceed 50% of the present value of all payments expected to be made (the “50% rule”).
The 50% rule will not apply if a Participant’s spouse is the joint Annuitant. Notwithstanding these pre-January 1, 1987 rules, the entire contract balance must meet the minimum distribution incidental benefit requirement of Code section 403(b)(10).
Upon the Participant’s death, any remaining amounts in the Contract must be distributed in accordance with the RMD requirements of federal income tax law. These distributions must be made over a time period that depends on whether the death occurs before the RMDs were required to begin, the type of Beneficiary and whether the beneficiary is the participant’s surviving spouse. The information provided below applies to Participants who die after 2019 (after 2021 for certain governmental and collectively bargained retirement plans). For Participants’ deaths prior to such dates, individuals should consult their personal tax advisor regarding the applicable after-death RMD requirements.
If a Beneficiary is a “designated beneficiary” (other than an EDB, described below), the entire amount in the Contract must be distributed within 10 years after the Participant’s death.
If the Beneficiary is an eligible designated beneficiary (“EDB”), Contract amounts generally either must be paid to the Beneficiary within 10 years after the Participant’s death, or must begin by December 31st of the year following the year of death and be paid over the lifetime or single life expectancy of the Beneficiary. Exceptions to this rule may apply in the case of a beneficiary who is also the participant’s spouse.
Eligible designated Beneficiaries are generally designated beneficiaries who are also:
•
the surviving spouse of the plan participant or IRA owner;
•
a minor child of the plan participant or IRA owner;
•
a qualifying disabled or chronically ill beneficiary; or
•
an individual who is not more than ten years younger than the Participant or IRA owner;
If the Beneficiary is not a designated beneficiary, the Beneficiary must receive the entire amount in the Contract within 5 years after the Participant’s death.
Additional rules, requirements and exceptions may apply. Individuals should consult their personal tax advisor.
A Participant generally may aggregate his or her 403(b) Contracts and accounts for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the plan, Contract, or account otherwise provides.
401(a)/(k) and 403(a) Qualified Plans. Minimum distribution requirements for qualified plans are generally the same as described for 403(b) Annuities, except that there is no exception for pre-1987 amounts, and multiple plans may not be aggregated to satisfy the requirement.
408(b) Traditional IRAs, SEPs and SIMPLE IRAs. Minimum distribution requirements are generally the same as described above for 403(b) Annuities, except that:
(1)
there is no exception for pre-1987 amounts; and
(2)
there is no available postponement past April 1 of the calendar year following the calendar year in which you attain RMD age.
A Participant generally may aggregate his or her IRAs for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the Contract or account otherwise provides.
408A Roth IRAs. Minimum distribution requirements generally applicable to 403(b) Annuities, 401(a)/(k) and 403(a) qualified plans, 408(b) IRAs, SEPs and 457 Plans do not apply to 408A Roth IRAs during the Contract Owner’s lifetime, but generally do apply after the Contract Owner’s death.
A Beneficiary generally may aggregate his or her Roth IRAs inherited from the same decedent for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the Contract or account otherwise provides.
9

457 Plans. Beginning January 1, 1989, the minimum distribution requirements for EDCPs are generally the same as described above for 403(b) Annuities except that there is no exception for pre-1987 amounts, and multiple plans may not be aggregated to satisfy the requirement. Distributions must satisfy the irrevocable election requirements applicable to non-governmental tax-exempt employer EDCPs.
Nonqualified Contracts. Nonqualified Contracts do not require commencement of distributions at any particular time during the Contract Owner’s lifetime, and generally do not limit the duration of annuity payments.
However, at the Contract Owner’s death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin within 1 year of death and be paid over the life or life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must continue at least as rapidly as in effect at the time of death. Similar distribution requirements will also apply if the Contract Owner is not a natural person, if the Annuitant dies or is changed. An exception to this rule may apply in the case of a beneficiary who is also the participant’s spouse.
Tax-Free Rollovers, Transfers and Exchanges
403(b) Annuities. Tax-free transfers between 403(b) annuity Contracts and/or 403(b)(7) custodial accounts and, with the exception of distributions to and from Roth 403(b) accounts, tax-free rollovers to or from 403(b) programs to 408(b) IRAs, other 403(b) programs, 401(a)/403(a) qualified plans and governmental EDCPs are permitted under certain circumstances. Funds in a 403(b) annuity contract may be rolled directly over to a Roth IRA. Distributions from Roth 403(b) accounts may be rolled over or transferred to another Roth 403(b) account or rolled over to a Roth IRA or a Roth 401(k) or eligible Roth 457(b) account. Roth 403(b) accounts may only receive rollover contributions from other Roth accounts.
401(a)/(k) and 403(a) Qualified Plans. The taxable portion of certain distributions, except for distributions from Roth accounts, may be rolled over tax-free to or from a 408(b) individual retirement account or annuity, another such plan, a 403(b) program, or a governmental EDCP. Funds in a qualified contract may be rolled directly over to a Roth IRA. The rollover/ transfer rules for Qualified plans are generally the same as described for 403(b) Annuities.
408(b) Traditional IRAs and SEPs. Funds may be rolled over tax-free to or from a 408(b) IRA Contract, from a 403(b) program, a 401(a)/(k) or 403(a) qualified plan, or a governmental EDCP under certain conditions. In addition, tax-free rollovers may be made from one 408(b) IRA (other than a Roth IRA) to another provided that no more than one such rollover is made during any 12-month period.
408A Roth IRAs. Funds may be transferred tax-free from one 408A Roth IRA to another. Funds in a 408(b) IRA or eligible retirement plan (401(a)/(k), 403(b) or governmental 457(b)) may be rolled in a taxable transaction to a 408A Roth IRA.
Special, complicated rules governing holding periods and avoidance of the 10% penalty tax apply to rollovers from 408(b) IRAs to 408A Roth IRAs, and may be subject to further modification by Congress. You should consult your tax advisor regarding the application of these rules.
408(p) SIMPLE IRAs. Funds may generally be rolled over tax-free from a SIMPLE IRA to a 408(b) IRA. However, during the two-year period beginning on the date you first participate in any SIMPLE IRA plan of your employer, SIMPLE IRA funds may only be rolled to another SIMPLE IRA.
457 Plans. Tax-free transfer of EDCP amounts from tax-exempt employers are permitted only to another EDCP of a like employer. Tax-free rollovers to or from a governmental EDCP to other governmental EDCPs, 403(b) programs, 401(a)/401(k)/403(a) Qualified Plans, 408(b) IRAs are permitted under certain circumstances.
Nonqualified Contracts. Certain of the nonqualified single payment deferred annuity Contracts permit the Contract Owner to exchange the Contract for a new deferred annuity contract prior to the commencement of annuity payments. A full or partial exchange of one annuity Contract for another is a tax-free transaction under section 1035, provided that the requirements of that section are satisfied. However, the exchange is reportable to the IRS.
Effect of Tax-Deferred Accumulations
The chart below compares the results from contributions made to:
•
A Contract issued to a tax-favored retirement program purchased with pre-tax contributions (Purchase Payments);
•
A nonqualified Contract purchased with after-tax contributions (Purchase Payments); and
•
Taxable accounts such as savings accounts.
10

This hypothetical chart compares the results of (1) contributing $100 per month to a conventional, non-tax-deferred account (shown above as “Taxable Account”); (2) contributing $100 to a nonqualified, tax-deferred annuity (shown above as “Nonqualified Contract Tax-Deferred Annuity”); and (3) contributing $100 per month ($133.33 since contributions are made before tax) to an annuity purchased under a tax-deferred retirement program (shown above as “Tax-Deferred Annuity”). The chart assumes a 25% tax rate and a 4% annual rate of return. Variable options incur separate account charges and may also incur account maintenance charges and surrender charges, depending on the contract. The chart does not reflect the deduction of any such charges or any advisory fees paid to financial intermediaries from contract value or other assets of the owner, and, if reflected, would reduce the amounts shown. Federal withdrawal restrictions and a 10% tax penalty may apply to withdrawals before age 59 ½. This information is for illustrative purposes only and is not a guarantee of future return for any specific investment.
Unlike taxable accounts, contributions made to tax-favored retirement programs and nonqualified Contracts generally provide tax-deferred treatment on earnings. In addition, pre-tax contributions made to tax-favored retirement programs ordinarily are not subject to income tax until withdrawn. As shown above, investing in a tax-favored program may increase the accumulation power of savings over time. The more taxes saved and reinvested in the program, the more the accumulation power effectively grows over the years.
To further illustrate the advantages of tax-deferred savings using a 25% federal tax bracket, an annual return (before the deduction of any fees or charges) of 4% under a tax-favored retirement program in which tax savings were reinvested has an equivalent after-tax annual return of 3% under a taxable program. The 4% return on the tax-deferred program will be reduced by the impact of income taxes upon withdrawal. The return will vary depending upon the timing of withdrawals. The previous chart represents (without factoring in fees or charges) after-tax amounts that would be received.
By taking into account the current deferral of taxes, contributions to tax-favored retirement programs increase the amount available for savings by decreasing the relative current out-of-pocket cost (referring to the effect on annual net take-home pay) of the investment, regardless of which type of qualifying investment arrangement that is selected. The chart below illustrates this principle by comparing a pre-tax contribution to a tax-favored retirement plan with an after-tax contribution to a taxable account:
Paycheck Comparison
	Tax-Favored Retirement Program	Taxable Account
Annual amount available for savings before federal taxes	$2,400	$2,400
Current federal income tax due on Purchase Payments	0	$(600)
Net retirement plan Purchase Payments	$2,400	$1,800
This chart assumes a 25% federal income tax rate. The $600 that is paid toward current federal income taxes reduces the actual amount saved in the taxable account to $1,800 while the full $2,400 is contributed to the tax-qualified program, subject to being taxed upon withdrawal. Stated otherwise, to reach an annual retirement savings goal of $2,400, the contribution to a tax-qualified retirement program results in a current out-of-pocket expense of $1,800 while the contribution to a taxable account requires the full $2,400 out-of-pocket expense. The tax-qualified retirement program represented in this chart is a plan type, such
11

as one under section 403(b) of the Code, which allows participants to exclude contributions (within limits) from gross income. This chart is an example only and does not reflect the return of any specific investment.
Foreign Account Tax Compliance Act (“FATCA”)
U.S. persons should be aware that FATCA, enacted in 2010, provides that a 30% withholding tax will be imposed on certain gross payments (which could include distributions from cash value life insurance or annuity products) made to a foreign entity holding accounts on behalf of U.S. persons if such entity fails to provide applicable certifications to the U.S. government. An entity, for this purpose, will be considered a foreign entity unless it provides an applicable certification to the contrary. Prospective purchasers with accounts in foreign financial institutions or foreign entities should consult with their tax advisor regarding the application of FATCA to their purchase.
Other Withholding Tax
A non-resident Contract Owner that is not exempt from United States federal withholding tax should consult its tax advisor as to the availability of an exemption from, or reduction of, such tax under an applicable income tax treaty, if any.

Exchange Privilege

[TO BE UPDATED BY AMENDMENT]

Calculation of Surrender Charge

The surrender charge is discussed in the prospectus under “Fees and Charges — Surrender Charge.” Examples of calculation of the Surrender Charge upon total and partial surrender are set forth below:
Illustration of Surrender Charge on Total Surrender
Example 1.
Transaction History
Date	Transaction	Amount
10/1/2020	Purchase Payment	$10,000
10/1/2021	Purchase Payment	$5,000
10/1/2022	Purchase Payment	$15,000
10/1/2023	Purchase Payment	$2,000
10/1/2024	Purchase Payment	$3,000
10/1/2025	Purchase Payment	$4,000
12/31/2025	Total Purchase Payments (Assumes Account Value is $50,000)	$39,000
12/31/2025	Total Surrender
Surrender Charge is lesser of (a) or (b):
a.	Surrender Charge calculated on 60 months of Purchase Payments
	1.	Surrender Charge against Purchase Payment of 10/1/2020	$0
	2.	Surrender Charge against Purchase Payment of 10/1/2021	$250
	3.	Surrender Charge against Purchase Payment of 10/1/2022	$750
	4.	Surrender Charge against Purchase Payment of 10/1/2023	$100
	5.	Surrender Charge against Purchase Payment of 10/1/2024	$150
	6.	Surrender Charge against Purchase Payment of 10/1/2025	$200
		Surrender Charge based on Purchase Payments (1 + 2 + 3 + 4 + 5 + 6)	$1,450

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b.	Surrender Charge calculated on the excess over 10% of the Account Value at the time of surrender:
	Account Value at time of surrender	$50,000
	Less 10% not subject to Surrender Charge	-5,000
	Subject to Surrender Charge	45,000
		x.05
	Surrender Charge based on Account Value	$2,250	$2,250

c.	Surrender Charge is the lesser of a or b		$1,450
Illustration of Surrender Charge on a 10% Partial Surrender Followed by a Full Surrender
Example 2.
Transaction History (Assumes No Interest Earned)
Date	Transaction	Amount
10/1/2020	Purchase Payment	$10,000
10/1/2021	Purchase Payment	$5,000
10/1/2022	Purchase Payment	$15,000
10/1/2023	Purchase Payment	$2,000
10/1/2024	Purchase Payment	$3,000
10/1/2025	Purchase Payment	$4,000
12/31/2025	10% Partial Surrender (Assumes Account Value is $39,000)	$3,900
2/1/2026	Full Surrender	$35,100
a.
Since this is the first partial surrender in this Participant Year, calculate the excess over 10% of the value of the Purchase Units 10% of $39,000 = $3,900 [no charge on this 10% withdrawal]
b.
The Account Value upon which Surrender Charge on the Full Surrender may be calculated (levied) is $39,000 — $3,900 = $35,100
c.
The Surrender Charge calculated on the Account Value withdrawn $35,100 × 0.05 = $1,755
d.
Since only $29,000 has been paid in Purchase Payments in the 60 months prior to the Full Surrender, the charge can only be calculated on $29,000. The $3,900 partial withdrawal does not reduce this amount. Thus, the charge is $29,000 × (0.05) = $1,450.
e.
Surrender Charge is the lesser of c or d (i.e., $1,450)
Illustration of Surrender Charge on $20,000 Partial Surrender - First in First out (“FIFO”) Basis
Example 3.
Transaction History (Assumes No Interest Earned)
Date	Transaction	Amount
10/1/2024	Purchase Payment	$10,000
10/1/2025	Purchase Payment	$5,000
10/1/2026	Purchase Payment	$15,000
10/1/2027	Purchase Payment	$2,000
10/1/2028	Purchase Payment	$3,000
10/1/2029	Purchase Payment	$4,000
12/31/2029	$20,000 Partial Surrender (Assumes Account Value is $50,000)	$20,000
Surrender Charge is lesser of (a) or (b):
(a) Surrender Charge calculated on 60 months of Purchase Payments on FIFO basis
13

Date	Purchase Payment Amount	Withdrawal Amount	Surrender Charge
10/1/2024	$10,000	$10,000	$0
10/1/2025	$5,000	$5,000	$250
10/1/2026	$15,000	$5,000	$250
10/1/2027	$2,000	$0	$0
10/1/2028	$3,000	$0	$0
10/1/2029	$4,000	$0	$0
Total	$39,000	$20,000	$500
Surrender Charge based on Purchase Payments (1 + 2 + 3 + 4 + 5 + 6) = $500
(b)	Surrender Charge calculated on the excess over 10% of the Account Value at the time of surrender:
	Account Value at time of surrender	$50,000

	Total withdrawal amount	$20,000
	Less 10% not subject to Surrender Charge	-$ 5,000
	Subject to Surrender Charge	$15,000
		x0.05
	Surrender Charge based on Account Value	$750

(c)	Surrender Charge is the lesser of (a) or (b) (i.e., $500)
Illustration of Surrender Charge on $20,000 Partial Surrender - Last in First out (“LIFO”) Basis
Example 4.
Transaction History (Assumes No Interest Earned)
Date	Transaction	Amount
10/1/2024	Purchase Payment	$10,000
10/1/2025	Purchase Payment	$5,000
10/1/2026	Purchase Payment	$15,000
10/1/2027	Purchase Payment	$2,000
10/1/2028	Purchase Payment	$3,000
10/1/2029	Purchase Payment	$4,000
12/31/2029	$20,000 Partial Surrender (Assumes Account Value is $50,000)	$20,000
Surrender Charge is lesser of (a) or (b):
(a) Surrender Charge calculated on 60 months of Purchase Payments on LIFO basis
Date	Purchase Payment Amount	Withdrawal Amount	Surrender Charge
10/1/2024	$10,000	$0	$0
10/1/2025	$5,000	$0	$0
10/1/2026	$15,000	$11,000	$550
10/1/2027	$2,000	$2,000	$100
10/1/2028	$3,000	$3,000	$150
10/1/2029	$4,000	$4,000	$200
Total	$39,000	$20,000	$1,000
14

Surrender Charge based on Purchase Payments (1 + 2 + 3 + 4 + 5 + 6) = $1,000
(b)	Surrender Charge calculated on the excess over 10% of the Account Value at the time of surrender:
	Account Value at time of surrender	$50,000

	Total withdrawal amount	$20,000
	Less 10% not subject to Surrender Charge	-$ 5,000
	Subject to Surrender Charge	$15,000
		x0.05
	Surrender Charge based on Account Value	$750

(c)	Surrender Charge is the lesser of (a) or (b) (i.e., $750)

Purchase Unit Value

Purchase Unit value is discussed in the prospectus under “Purchase Period.” The Purchase Unit value for a Division is calculated as shown below:
Step 1: Calculate the gross investment rate:
Gross Investment Rate
=	(equals)
The Division’s investment income and capital gains and losses (whether realized or unrealized) on that day from the assets attributable to the Division.
÷	(divided by)
The value of the Division for the immediately preceding day on which the values are calculated.
We calculate the gross investment rate as of 4:00 p.m. Eastern time on each Business Day when the Exchange is open.
Step 2: Calculate net investment rate for any day as follows:
Net Investment Rate
=	(equals)
Gross Investment Rate (calculated in Step 1)
–	(minus)
Separate Account charges.
Step 3: Determine Purchase Unit Value for that day.
Purchase Unit Value for that day.
=	(equals)
Purchase Unit Value for immediate preceding day.
×	(multiplied by)
Net Investment Rate (as calculated in Step 2) plus 1.00.
The following illustrations show a calculation of new Purchase Unit value and the purchase of Purchase Units (using hypothetical examples):
Illustration of Calculation of Purchase Unit Value
Example 5.
1.	Purchase Unit value, beginning of period	$1.800000
2.	Value of Fund share, beginning of period	$21.200000
3.	Change in value of Fund share	$.500000
15

4.	Gross investment return (3)÷(2)	.023585
5.	Daily separate account fee*	.000027
*Fee of 1% per annum used for illustrative purposes.
6.	Net investment return (4)—(5)	.023558
7.	Net investment factor 1.000000+(6)	1.023558
8.	Purchase Unit value, end of period (1)×(7)	$1.842404
Illustration of Purchase of Purchase Units (Assuming No State Premium Tax)
Example 6.
1.	First Periodic Purchase Payment	$100.00
2.	Purchase Unit value on effective date of purchase (see Example 3)	$1.800000
3.	Number of Purchase Units purchased (1)÷(2)	55.556
4.	Purchase Unit value for valuation date following purchase (see Example 3)	$1.842404
5.	Value of Purchase Units in account for valuation date following purchase (3)×(4)	$102.36

Payout Payments

Assumed Investment Rate
The discussion concerning the amount of Payout Payments which follows this section is based on an Assumed Investment Rate of 3½% per annum. However, the Company will permit each Annuitant choosing a variable payout option to select an Assumed Investment Rate permitted by state law or regulations other than the 3½% rate described here as follows: 3%, 4½%, or 5% per annum. (Note: an Assumed Investment Rate higher than 5% may not be selected under individual Contracts.) The foregoing Assumed Investment Rates are used merely in order to determine the first monthly payment per thousand dollars of value. It should not be inferred that such rates will bear any relationship to the actual net investment experience of USL Separate Account RS.
Amount of Payout Payments
The amount of the first variable Payout Payment to the Annuitant will depend on the amount of the Account Value applied to effect the variable annuity as of the tenth day immediately preceding the date Payout Payments commence, the amount of any premium tax owed, the annuity option selected, and the age of the Annuitant.
The Contracts contain tables indicating the dollar amount of the first Payout Payment under each payout option for each $1,000 of Account Value (after the deduction for any premium tax) at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an Assumed Investment Rate of 3%, 3½%, 4% and 5% per annum (3½% in the group Contract).
The portion of the first monthly variable Payout Payment derived from a Division of USL Separate Account RS is divided by the Payout Unit value for that Division (calculated ten days prior to the date of the first monthly payment) to determine the number of Payout Units in each Division represented by the payment. The number of such units will remain fixed during the Payout Period, assuming the Annuitant makes no transfers of Payout Units to provide Payout Units under another Division or to provide a fixed annuity.
In any subsequent month, the dollar amount of the variable Payout Payment derived from each Division is determined by multiplying the number of Payout Units in that Division by the value of such Payout Unit on the tenth day preceding the due date of such payment. The Payout Unit value will increase or decrease in proportion to the net investment return of the Division or Divisions underlying the variable payout since the date of the previous Payout Payment, less an adjustment to neutralize the 3½% or other Assumed Investment Rate referred to above.
Therefore, the dollar amount of variable Payout Payments after the first year will vary with the amount by which the net investment return is greater or less than 3½% per annum. For example, if a Division has a cumulative net investment return of 5% over a one year period, the first Payout Payment in the next year will be approximately 1½ percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience
16

of the Division. If such net investment return is 1% over a one year period, the first Payout Payment in the next year will be approximately 2½ percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable Division.
Each deferred Contract provides that, when fixed Payout Payments are to be made under one of the first four payout options, the monthly payment to the Annuitant will not be less than the monthly payment produced by the then current settlement option rates, which will not be less than the rates used for a currently issued single payment immediate annuity contract. The purpose of this provision is to assure the Annuitant that, at retirement, if the fixed payout purchase rates then required by the Company for new single payment immediate annuity Contracts are significantly more favorable than the annuity rates guaranteed by a Contract, the Annuitant will be given the benefit of the new annuity rates.
Payout Unit Value
The value of a Payout Unit is calculated at the same time that the value of a Purchase Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See “Purchase Period” in the prospectus.) The calculation of Payout Unit value is discussed in the prospectus under “Payout Period.”
The following illustrations show, by use of hypothetical examples, the method of determining the Payout Unit value and the amount of variable annuity payments.
Illustration of Calculation of Payout Unit Value
Example 8.
1.	Payout Unit value, beginning of period	$.980000
2.	Net investment factor for Period (see Example 3)	1.023558
3.	Daily adjustment for 3 ½% Assumed Investment Rate	.999906
4.	(2)x(3)	1.023462
5.	Payout Unit value, end of period (1)x(4)	$1.002993
Illustration of Payout Payments
Example 9. Annuitant age 65, Life Annuity with 120 Payments Certain
1.	Number of Purchase Units at Payout Date	10,000.00
2.	Purchase Unit value (see Example 3)	$1.800000
3.	Account Value of Contract (1)×(2)	$18,000.00
4.	First monthly Payout Payment per $1,000 of Account Value	$5.63
5.	First monthly Payout Payment (3)×(4)÷1,000	$101.34
6.	Payout Unit value (see Example 8)	$.980000
7.	Number of Payout Units (5)÷(6)	$103.408
8.	Assume Payout Unit value for second month equal to	$.997000
9.	Second monthly Payout Payment (7)×(8)	$103.10
10.	Assume Payout Unit value for third month equal to	$.953000
11.	Third monthly Payout Payment (7)×(10)	$98.55

Distribution of Variable Annuity Contracts

The Contracts are sold in a continuous offering by licensed insurance agents who are registered representatives of broker-dealers that are members of the Financial Industry Regulatory Authority (“FINRA”).
Corebridge Capital Services, Inc. (the “Distributor”), is the distributor for USL Separate Account RS. The Distributor, an affiliate of the Company due to common ownership, is located at 30 Hudson Street, 16th Floor, Jersey City, NJ 07302. The Distributor is a Delaware corporation and a member of FINRA.
Financial professionals who sell the Contracts will be compensated for such sales by commissions of each first-year Purchase Payment. The financial professional will receive commissions for level Purchase Payments in subsequent years and on increases
17

in the amount of Purchase Payments in the year of increase. During the first two years of employment, financial professionals may also receive developmental commissions for each first-year Purchase Payment and for increases in the amount of Purchase Payments.
Pursuant to its underwriting agreement with the Distributor and USL Separate Account RS, the Company reimburses the Distributor for reasonable sales expenses, including overhead expenses. Year 2025 will be the first year of sale for Portfolio Director and the first year sales commissions will be paid. The Distributor will retain $0 in commissions for Portfolio Director.

Experts

[TO BE UPDATED BY AMENDMENT]

Comments on Financial Statements

[TO BE UPDATED BY AMENDMENT]
© 2024 Corebridge Financial, Inc.
All Rights Reserved.
18

Part C — Other InformatiON
Item 27.

Exhibit Number	Description	Location
(a)	Board of Directors Resolution Establishing USL Separate Account RS on June 14, 2024	Filed herewith.
(b)	Custodian Agreements	Not Applicable.
(c)	Underwriting Contracts	[TO BE FILED BY AMENDMENT]
(d)	Contracts	[TO BE FILED BY AMENDMENT]
(e)	Applications	[TO BE FILED BY AMENDMENT]
(f)(1)	Copy of the Charter of the United States Life Insurance Company in the City of New York, restated December 31, 2011 .	Filed herewith.
(f)(2)	Copy of the Bylaws of the United States Life Insurance Company in the City of New York, amended and restated December 14, 2010	Incorporated by reference to Post-Effective AmendmentNo. 1 and Amendment No. 2, File Nos. 333-171493 and811-04865-01, filed on May 2, 2011, AccessionNo. 0001193125-11-120900.
(g)	Reinsurance Contracts	Not Applicable.
(h)	Participation Agreements	[TO BE FILED BY AMENDMENT]
(i)	Administrative Contracts	Not Applicable.
(j)	Other Material Contracts	Not Applicable.
(k)	Legal Opinion	[TO BE FILED BY AMENDMENT]
(l)	Other Opinions	[TO BE FILED BY AMENDMENT]
(m)	Omitted Financial Statements	None.
(n)	Initial Capital Agreements	Not Applicable.
(o)	Form of Initial Summary Prospectus	Not Applicable.
(p)	Power of Attorney — The United States Life Insurance Company in the City of New York	Filed herewith.
Item 28.  Directors and Officers of the Depositor
The directors and principal officers of the Company are set forth below. The business address of each officer and director is 28 Liberty Street, Floor 47th, New York, NY 10005-1400, unless otherwise noted.
Names, Positions and Offices Held with Depositor
Christopher B. Smith (8)	Director, Chairman of the Board, and President
Christopher P. Filiaggi (8)	Director, Senior Vice President, and Chief Financial Officer
Timothy M. Heslin	Director, President, Life US
Lisa M. Longino (8)	Director, Executive Vice President, and Chief Investment Officer
Jonathan J. Novak (1)	Director, President, Institutional Markets
Bryan A. Pinsky (2)	Director, President, Individual Retirement
William J. Carr	Director
Glen D. Keller	Director
Sandra M. McDermott	Director
John P. Byrne (3)	President, Financial Distributor
Terri N. Fiedler (3)	President, Group Retirement
Steven D. (“Doug”) Caldwell, Jr.	Executive Vice President and Chief Risk Officer
David Ditillo (6)	Executive Vice President and Chief Information Officer
Elizabeth B. Cropper (8)	Executive Vice President and Chief Human Resources Officer
Emily W. Gingrich	Senior Vice President, Chief Actuary and Corporate Illustration Actuary
Frank A. Kophamel (4)	Senior Vice President, Deputy Chief Actuary and Appointed Actuary
Christopher V. Muchmore (2)	Senior Vice President, Chief Financial Officer, Individual Retirement

Names, Positions and Offices Held with Depositor
Sai P. Raman (7)	Senior Vice President, Institutional Markets
Eric G. Tarnow	Senior Vice President, Life Products
Mallary L. Reznik (2)	Senior Vice President, General Counsel and Assistant Secretary
Farhad Mian (8)	Senior Vice President and Deputy Investment Officer
Christina M. Haley (2)	Senior Vice President, Individual Retirement Products
Todd A. McGrath (3)	Senior Vice President and Chief Operating Officer
Eric S. Levy (3)	Senior Vice President
Brigitte K. Lenz	Vice President and Controller
Jennifer A. Roth (2)	Vice President and Chief Compliance Officer, and 38a-1 Compliance Officer
Justin J. W. Caulfield	Vice President and Treasurer
Julie Cotton Hearne (3)	Vice President and Corporate Secretary
Margaret Chih	Vice President and Tax Officer
Daniel R. Cricks (4)	Vice President and Tax Officer
Angel R. Ramos (3)	Vice President and Tax Officer
Valerie J. Vetters	Vice President and Tax Officer
Preston L. Schnoor (2)	Vice President, Product Filing
Aimy T. Tran (2)	Vice President, Product Filing
Tyra G. Wheatley (3)	Vice President, Product Filing
Thomas Goodwin (3)	Vice President, Business Case Development
Barbara L. Rayll (3)	Vice President, Business Case Development
Michelle D. Campion (4)	Vice President
Korey L. Dalton	Vice President
Jeffrey S. Flinn (5)	Vice President
Christopher J. Hobson (5)	Vice President
Jennifer N. Miller	Vice President
Mark R. Szycher (3)	Vice President
Marjorie D. Brothers (3)	Assistant Secretary
Rosemary Foster (3)	Assistant Secretary
Virginia N. Puzon (2)	Assistant Secretary
Angela G. Bates	Anti-Money Laundering and Economic Sanctions Compliance Officer
Grace D. Harvey	Illustration Actuary
Kenneth R. Kiefer (9)	Head of Structured Settlements
Michael F. Mulligan (1)	Head of International Pension Risk Transfer
Ethan D. Bronsnick (8)	Head of U.S. Pension Risk Transfer
Aileen V. Apuy	Manager, State Filings
Connie C. Merer (2)	Assistant Manager, State Filings
Melissa H. Cozart (3)	Privacy Officer
Thomas Bartolomeo	Chief Information Security Officer

(1)
10880 Wilshire Boulevard, Suite 1101, Los Angeles, CA 90024
(2)
21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367
(3)
2919 Allen Parkway, Woodson Tower, Houston, TX 77019
(4)
2727-A Allen Parkway, 3-D1, Houston, TX 77019
(5)
2929 Allen Parkway, America Tower, Houston, TX 77019
(6)
3211 Shannon Road, Durham, NC 27707
(7)
50 Danbury Road, Wilton, CT 06897
(8)
30 Hudson Street, Jersey City, NJ 07302
(9)
1050 N. Western Street, Amarillo, TX 79106
Item 29.  Persons Controlled by or Under Common Control with Depositor or Registrant
The Registrant is a separate account of The United States Life Insurance Company in the City of New York (“Depositor”). The Depositor is an indirect, wholly owned subsidiary of Corebridge Financial, Inc. (“Corebridge”). American International Group’s (“AIG”) share ownership of Corebridge, the publicly-traded parent company of the Depositor, and the rights granted to AIG by Corebridge as part of a separation agreement between AIG and Corebridge, provide AIG with control over Corebridge’s corporate and business activities. An organizational chart for AIG can be found as Exhibit 21 in AIG’s Form 10-K, SEC File No. 001-08787, Accession No. 0000005272-24-000023, filed on February 14, 2024. Exhibit 21 is incorporated herein by reference.
Item 30.  Indemnification
Insofar as indemnification for liability arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The United States Life Insurance Company in the City of New York
To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.
Item 31.  Principal Underwriter
(a)  Corebridge Capital Services, Inc. acts as distributor for the following investment companies:
American General Life Insurance Company
Variable Separate Account
Variable Annuity Account Five
Variable Annuity Account Seven
Variable Annuity Account Nine
Variable Annuity Account Ten
AG Separate Account D
AGL Separate Account I of AGL
AGL Separate Account VL-R

The United States Life Insurance Company in the City of New York
FS Variable Separate Account
FS Variable Annuity Account Five
USL Separate Account USL VL-R
USL Separate Account USL A
USL Separate Account RS
The Variable Annuity Life Insurance Company
Variable Annuity Life Insurance Co Separate Account A

(b)  Directors, Officers and principal place of business:
Officer/Directors*	Position
Christina M. Nasta	Director, Chairman of the Board, and President
John P. Byrne III (2)	Director
Eric Taylor	Director
Frank Curran	Vice President, Chief Financial Officer, Chief Operations Officer, Controller, and Treasurer
Daniel R. Cricks (1)	Vice President and Tax Officer
Julie A. Cotton Hearne (2)	Vice President and Secretary
Michael Fortey (2)	Chief Compliance Officer
John T. Genoy	Vice President
Mallary L. Reznik (3)	Vice President
Margaret Chih	Tax Officer
Valerie Vetters	Tax Officer
Rosemary Foster (2)	Assistant Secretary
Virginia N. Puzon (3)	Assistant Secretary
*
Unless otherwise indicated, the principal business address of Corebridge Capital Services, Inc. and of each of the above individuals is 30 Hudson Street, 16th Floor, Jersey City, NJ 07302.
(1)
Principal business address 2727-A Allen Parkway, 3-D1, Houston, TX 77019
(2)
Principal business address 2919 Allen Parkway, Houston, TX 77019
(3)
Principal business address 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997
(c)  Corebridge Capital Services, Inc. retains no compensation or commissions from the Registrant.
Item 32.  Location of Accounts and Records
All records referenced under Section 31(a) of the Investment Company Act of 1940, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York located at 28 Liberty Street, Floor 47, New York, NY 10005-1400.
Item 33.  Management Services
Not Applicable.
Item 34. Fee Representation and Other Representations
Fee Representation
Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.
Other Representations
The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, USL Separate Account RS has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York, on this 26th day of November, 2024.
USL SEPARATE ACCOUNT RS
(Registrant)
BY: THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
(On behalf of the Registrant and itself)
BY:
*CHRISTOPHER P. FILIAGGI

CHRISTOPHER P. FILIAGGI
DIRECTOR, SENIOR VICE PRESIDENT, AND CHIEF FINANCIAL OFFICER
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
*CHRISTOPHER B. SMITH CHRISTOPHER B. SMITH	Director, Chairman of the Board, and President (Principal Executive Officer)	November 17, 2024

*CHRISTOPHER P. FILIAGGI CHRISTOPHER P. FILIAGGI	Director, Senior Vice President, and Chief Financial Officer (Principal Accounting Officer)(Principal Financial Officer)	November 17, 2024

*TIMOTHY M. HESLIN TIMOTHY M. HESLIN	Director, President, Life US	November 15, 2024

*LISA M. LONGINO LISA M. LONGINO	Director, Executive Vice President, and Chief Investment Officer	November 15, 2024

*JONATHAN J. NOVAK JONATHAN J. NOVAK	Director, President, Institutional Markets	November 15, 2024

*BRYAN A. PINSKY BRYAN A. PINSKY	Director, President, Individual Retirement	November 15, 2024

*WILLIAM J. CARR WILLIAM J. CARR	Director	November 15, 2024

*GLEN D. KELLER GLEN D. KELLER	Director	November 15, 2024

*SANDRA M. MCDERMOTT SANDRA M. MCDERMOTT	Director	November 15, 2024

*BY:/s/ JOHNPAUL S. VAN MAELE JOHNPAUL S. VAN MAELE Attorney-in-Fact pursuant to Powers of Attorney filed previously and/or herewith.	November 26, 2024